As filed with the Securities and Exchange Commission on March 15, 2017

1933 Act File No. 333-215754

1940 Act File No. 811-08103

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 1

to

Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.	Exact name of Trust: Nuveen Unit Investment Trust, Series 184
B.	Name of Depositor: Nuveen Securities, LLC
C.	Complete address of Depositor’s principal executive offices:

333 West Wacker Drive

Chicago, Illinois 60606

D.	Name and complete address of agents for service:

Nuveen Securities, LLC

Lucas A. Satre

General Counsel

333 West Wacker Drive

Chicago, Illinois 60606

Chapman and Cutler LLP

Morrison C. Warren, Esq.

111 West Monroe Street

Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

( )	immediately upon filing pursuant to paragraph (b)

( )	on (date) pursuant to paragraph (b)

( )	60 days after filing pursuant to paragraph (a)(1)

( )	on (date) pursuant to paragraph (a)(1) of rule 485

E.	Title of securities being registered: Units of fractional undivided beneficial interest.

F.	Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

( X )	Check box if it is proposed that this filing will become effective on March 15, 2017 at 2 P.M. Eastern Time pursuant to Rule 487.

Nuveen Unit Investment Trust, Series 184

Nuveen Formula 10 Dow Portfolio, 1Q 2017

Nuveen Formula 30 S&P Portfolio, 1Q 2017

Nuveen Formula Global 50 S&P Portfolio, 1Q 2017

Prospectus Part A

Dated March 15, 2017

You should read this prospectus
and retain it for future reference.

     The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

OVERVIEW

     Nuveen Unit Investment Trust, Series 184 is a unit investment trust that consists of the Nuveen Formula 10 Dow Portfolio, 1Q 2017 (the “10 Dow Trust”), the Nuveen Formula 30 S&P Portfolio, 1Q 2017 (the “30 S&P Trust”) and the Nuveen Formula Global 50 S&P Portfolio, 1Q 2017 (the “Global 50 Trust”) (collectively referred to as the “Trusts” and individually referred to as a “Trust”).

     Nuveen Securities, LLC (“Nuveen” or the “Sponsor”) serves as the sponsor of the Trusts. The Sponsor has selected Nuveen Asset Management, LLC (“Nuveen Asset Management”) to serve as the Trusts’ portfolio consultant. Nuveen Asset Management is responsible for assisting the Sponsor with the selection of the Trusts’ portfolio.

TERM

     The Trusts are scheduled to terminate in approximately 15 months from the inception date (the “Inception Date”).

NUVEEN FORMULA 10
DOW PORTFOLIO, 1Q 2017

INVESTMENT OBJECTIVE

     The Trust seeks to provide above-average total return with an emphasis on income and stability of dividends.

     You should consider your investment goals, time horizons and risk tolerance before investing in the Trust. An investment in the Trust is not appropriate for all investors and is not intended to be a complete investment program. The Trust is designed to be a part of a long-term investment strategy and not as a trading vehicle.

PRINCIPAL INVESTMENT STRATEGY

     The Trust will invest in ten high dividend yielding securities in the Dow Jones Industrial Average® (the “DJIA”). The DJIA is a benchmark that tracks 30 large-capitalization U.S. companies that are considered to be major factors in their respective industries. As of the most recent reconstitution on November 30, 2016, the DJIA included securities with market capitalization ranges from approximately $32.67 billion to $595.53 billion.

     In designing the Trust’s portfolio, the Sponsor uses the assistance of Nuveen Asset Management. Nuveen Asset Management utilizes a primarily quantitative selection process to determine its recommendation for the final portfolio. The Sponsor believes that selection of securities in accordance with this methodology will provide the Trust with the opportunity to meet its investment objective; however, there is no assurance that the objective will be met.

SELECTION OF PORTFOLIO SECURITIES

     The security selection process for the recommended portfolio begins by identifying the stocks in the DJIA and ranking them by their current indicated dividend yield on the security selection date. The top ten dividend yielding stocks are selected for the recommended portfolio. Nuveen Asset Management examines these securities to determine if there are any current negative or material company events and, if so, may choose to replace the security with the next highest dividend yielding security in the universe. Once the securities for the portfolio have been selected, the bottom five dividend yielding securities are overweighted by 25% and the top five dividend yielding securities are underweighted by 25%. If there are any companies within the top ten that have cut their regular dividend at all in the prior ten years, Nuveen Asset Management underweights those companies by 25%, with an equal overweighting for the rest of the portfolio holdings. Please note that due to the fluctuating nature of security prices, the weighting of an individual security in the Trust portfolio may change after that date.

     The following are examples to illustrate the portfolio selection process. Once the top ten dividend yielding stocks are selected, each of the top five selected securities will be weighted at 7.5% of the Trust’s portfolio and each of the bottom five selected securities will be weighted at 12.5% of the Trust’s portfolio. If there are securities that have cut their regular dividends within the last 10 years, the previous percentages are underweighted by 25%. For example, if Company A and Company B cut their regular dividends and Company A would have originally been weighted to 7.5% and Company B would have originally been weighted to 12.5%, their new weightings would be 5.625% and 9.375%, respectively (Company A: 7.5% -[0.25 x 7.5%]; Company B: 12.5% - [0.25 x 12.5%]). The amount that Company A and Company B were underweighted (5% in this case) would be equally distributed to the remaining securities so that the other eight companies would each have an additional 0.625% (5% / 8 remaining securities) added to their weightings.

     As a result of this strategy, the Trust is concentrated in the industrials and information technology sectors.

     Nuveen Asset Management performed the security selection process used to determine the Trust’s portfolio on March 7, 2017. The Sponsor is not obligated to use Nuveen Asset Management’s recommendations when assembling the portfolio. However, it is the Sponsor’s intent to use such recommendations unless the securities selected are in some way inapproprate for the Trust. The Sponsor will review the recommendations to ensure that the portfolio meets regulatory and tax restrictions and to make sure the portfolio is sufficiently liquid. Following the Sponsor’s review, the final portfolio is determined. The final portfolio is provided in “Trust Portfolio” below.

Nuveen Asset Management, LLC

     Nuveen Asset Management is a U.S. registered investment adviser and had approximately $156 billion of assets under management as of December 31, 2016. Nuveen Asset Management offers a broad range of investment strategies in a variety of asset classes, including global equities and fixed income, infrastructure, real estate and quantitative asset allocation. The principal office of Nuveen Asset Management is located at 333 West Wacker Drive, Chicago, Illinois 60606.

PRINCIPAL RISKS

     As with all investments, you may lose some or all of your investment in the Trust. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. No assurance can be given that the Trust’s investment objective will be achieved. The Trust also might not perform as well as expected, which can happen for a number of reasons. The following are all the principal risks of the Trust, listed alphabetically:

     Dilution risk. As the Sponsor sells units, the size of the Trust will increase. The Sponsor will seek to replicate the existing portfolio and when the Trust buys securities, it will pay brokerage or other acquisition fees. Existing unitholders could experience a dilution of their investment because of these fees and fluctuations in security prices between the time the Sponsor creates units and the time the Trust buys the securities. The Sponsor cannot guarantee that the Trust will keep its present size and composition for any length of time.

     Dividend payment risk. An issuer of a security may be unable or unwilling to make dividend payments, which may decrease the value of your investment in the Trust. Because the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust and/or to make distributions to unitholders.

     Equity security risk. Equity securities may decline significantly in price over short or extended periods of time, and such declines may occur because of declines in the equity market as a whole, or because of declines in only a particular country, company, industry or sector of the market.

     Fixed portfolio risk. The Trust is a unit investment trust and, as a result, is not actively managed. Securities are only bought and sold in limited circumstances as described herein. The Trust will generally hold, and may continue to buy, the same securities even though a security’s outlook, rating, market value or yield may change.

     Industrials sector risk. The Trust is concentrated in the industrials sector. As a result, factors that impact the industrials sector will have a greater effect on the Trust than on a more broadly diversified trust. General risks of industrial companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives. Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, changes in aircraft-leasing contracts and cutbacks in profitable business travel. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for auto and truck makers and their suppliers.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. The value of your investment in the units may fall as a result of inflation.

     Information technology sector risk. The Trust is concentrated in the information technology sector. As a result, the factors that impact the information technology sector will likely have a greater effect on this Trust than on a more broadly diversified trust. The information technology sector includes companies from the following industries: communications equipment, computers and peripherals, electronic equipment and instruments, internet software and services, IT services, office electronics, semiconductors and semiconductor equipment and software. Adverse developments in the sector may affect the value of your investment. Companies involved in this sector must contend with rapid changes in technology, intense worldwide competition, government regulation and the rapid obsolescence of products and services. In addition, risks associated with companies in the information technology sector include dependence on key suppliers and supplies; termination of their patent protections; cyclical market patterns; evolving industry standards; frequent new product introductions; unexpected changes in one or more of the technologies affecting an issuer’s products or in the market for products based on a particular technology; and the fact that operating results and customer relationships could be adversely affected by an increase in price for, or an interruption or reduction in supply of, any key components or the loss of key customers and the failure of the issuer to comply with rigorous industry standards. Furthermore, sector predictions may not materialize and the companies selected for the Trust may not represent the entire sector and may not participate in the overall sector growth.

     Investment strategy risk. The Trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Trust’s investment strategy is designed to achieve the Trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     Legislation and litigation risk. From time to time, various legislative or regulatory initiatives are proposed which may have a negative impact on certain issuers represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by such issuers may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending, threatened or potential litigation will have on the value of the securities.

     Market risk. Security prices will fluctuate and the value of your investment may fall over time. Market values fluctuate in response to various factors. These can include stock market movements, purchases or sales of securities by the Trust, government policies, litigation and changes in interest rates, inflation, the financial condition of the securities’ issuers or perceptions of the issuers, or economic conditions in general or specific to the issuers.

     Portfolio consultant risk. The portfolio consultant may recommend or effect buy and/or sell transactions in the securities included in the Trust on behalf of other clients if their portfolio objectives or constraints allow for such an action. This may have an adverse effect on the prices of the securities included in your Trust. This also may have an impact on the price the Trust pays for the securities and the price received upon unit redemptions or Trust termination.

     Return of capital risk. The Trust may make distributions that represent a return of capital for tax purposes. Such distributions are not dividends but are a return of the original investment, and thus will generally not be currently taxable to you. However, distributions representing a return of capital will generally reduce your tax basis in your units and will thus increase your taxable gain, or decrease your loss, when you sell or redeem your units.

     Small portfolio risk. The Trust holds a relatively small number of stocks. You may encounter more price volatility than would occur in an investment diversified among a greater number of stocks.

     Unitholder repurchase risk. The Trust may keep cash on hand to meet repurchase requests. As a result, the Trust may not invest all of the proceeds that it receives from the sale of units in order to retain cash to meet repurchase obligations.

     See “Investment Risks” in Part B of this prospectus for additional information.

ESSENTIAL INFORMATION
(AS OF THE INCEPTION DATE)

Public offering price
at inception	$10.00
Inception date	March 15, 2017
Termination date	June 14, 2018
Distribution date	25th day of each month
(commencing on
April 25, 2017, if any)
Record date	10th day of each month
(commencing on
April 10, 2017, if any)
Estimated net annual
distributions
(as of March 14, 2017 and
may vary thereafter)	$0.2982
Evaluation Time	As of the close of trading of
the New York Stock
Exchange (normally 4:00 p.m.
Eastern Time. However, on
the first day units are sold, the
Evaluation Time will be as of
the close of trading on the
New York Stock Exchange or
the time the registration
statement filed with the
Securities and Exchange
Commission becomes
effective, if later.)

CUSIP Numbers

Standard Accounts
Cash Distributions	67078X103
Reinvest Distributions	67078X111

Fee Based Accounts
Cash Distributions	67078X129
Reinvest Distributions	67078X137

Portfolio Diversification

Market	Approximate
Capitalization	Portfolio Percentage
Large-Capitalization	100.00%

Approximate
Sector	Portfolio Percentage
Consumer Staples	8.14%
Energy	16.26%
Health Care	5.61%
Industrials	35.59%
Information Technology	26.27%
Telecommunication Services	8.13%

Approximate
Country/Territory	Portfolio Percentage
United States	100.00%

Minimum investment	$1,000/100 units
IRA	$250/25 units

FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur for primary market purchases based on a $10 public offering price. Actual expenses may vary. You may qualify for sales charge discounts if you and your family invest at least $50,000 in the Trust or in other Nuveen Unit Investment Trusts. More information about these and other discounts, including exchange or rollover discounts, is available from your financial advisor and in “Buying Units” in Part B of this prospectus.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (1)	Unit
Initial sales fee
paid on purchase (2)	1.00%	$0.100
Deferred sales fee (3)	1.45	0.145
Creation and
development fee (4)	0.50	0.050
Maximum sales fees
(including creation
and development fee)	2.95%	$0.295
Estimated organization
costs (5)	0.59%	$0.059

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (1)	Unit
Trustee’s fee	0.105%	$0.0105
Supervisory fee	0.030	0.0030
Evaluator’s fee	0.030	0.0030
Bookkeeping and
administrative fee	0.035	0.0035
Estimated other Trust
operating expenses (6)	0.121	0.0121
Total	0.321%	$0.0321

1	Based on a unit with a $10.00 per unit Public Offering Price as of the Inception Date.
2	The initial sales fee provided above is based on the public offering price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee (as described below), the percentage and dollar amount of the initial sales fee will vary as the public offering price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.
3	The deferred sales fee is a fixed dollar amount equaling $0.145 per unit. The deferred sales fee will be deducted in three monthly installments commencing June 2017 and ending August 2017 (approximately $0.0483 per unit on the last business day of each month). If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

If you purchase units in the secondary market, your maximum sales fee will be 2.95% of the public offering price and may consist of an initial sales fee and the amount of any remaining deferred sales fee payments. If you purchase units after the last deferred sales fee payment has been assessed, your maximum sales fee will consist of a one-time sales charge of 2.95% of the Public Offering Price per unit.

4	The creation and development fee compensates the Sponsor for creating and developing the Trust. The actual creation and development fee is $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10.00 unit as of the Inception Date and the percentage amount will vary over time because the creation and development fee is a fixed dollar amount that does not vary with the public offering price.
5	The estimated organization costs include the amount per unit paid by the Trust at the earlier of the end of the initial offering period or after six months.
6	The estimated Trust operating expenses are based upon an estimated Trust size of approximately $8,400,000. Because certain of the operating expenses are fixed amounts, if the Trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees, but do include a licensing fee paid to S&P Opco, LLC for the use of intellectual property owned by S&P Opco, LLC or its affiliates.

EXAMPLE

     This example helps you compare the cost of this Trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year at a reduced sales charge (for Standard Accounts, as defined in “Advisory and Fee Based Accounts” in Part B of this prospectus) or with the creation and development fee of $0.05 per unit and no transactional sales charge (for Fee Based Accounts, as defined in “Advisory and Fee Based Accounts” in Part B of this prospectus). The example also assumes the Trust’s operating expenses do not change and the Trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

	1 Year	3 Years	5 Years	10 Years
Standard Accounts	$386	$969	$1,576	$3,203
Fee Based Accounts	$141	$438	$757	$1,657

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees paid by the Trust or that broker-dealers may charge for processing redemption requests. In addition, an investor in a Fee Based Account may also be assessed a management fee from their investment advisor that is excluded from the example.

TAXES

     Distributions from the Trust are generally subject to federal income taxes for U.S. investors. The distributions may also be subject to state and local taxes.

     For non-resident aliens, certain income from the Trust will be exempt from withholding for U.S. federal income tax, provided certain conditions are met. Consult your tax advisor with respect to the conditions that must be met in order to be exempt for U.S. tax purposes.

     See “Tax Status” in Part B of this prospectus for further tax information.

DISTRIBUTIONS

     Holders of units will receive dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. You may elect to:

•	reinvest distributions in additional units of the Trust at no fee, or
•	receive distributions in cash.

     You may change an election by contacting your financial professional or the trustee of the Trust, The Bank of New York Mellon (the “Trustee”). Once you elect to participate in a reinvestment program, the Trustee will automatically reinvest any distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of the Trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     Distributions will be made from the Income and Capital Accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of your Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of your Trust.

     In some cases, the Trust might pay a special distribution if it holds an excess amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends, Trust expenses change or as a result of changes in the Trust’s portfolio.

     Each unit of the Trust at the Inception Date represents the fractional undivided interest in the underlying securities set forth in the “Trust Portfolio” and net income of the Trust.

     Estimated annual distributions. The estimated net annual distributions are shown under the “Essential Information” section of this prospectus. We generally base the estimate of the income the Trust may receive on annualizing the most recent regular dividend declared by an issuer (or adding the most recent interim and final dividends declared for certain foreign issuers) or on scheduled income payments. However, dividend conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends paid or declared over several years or other periods were used to estimate annual distributions. Due to this and various other factors, actual income payments received by the Trust will most likely differ from the most recent annualized dividends or scheduled income payments. There is no guarantee that the issuers of the securities in the Trust’s portfolio will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth under the “Essential Information” section of this prospectus. The actual net annual distributions you will receive will vary with changes in the Trust’s fees and expenses, in income payments received and with the sale of securities.

     Reports. The Trustee or your financial professional will make available to you a statement showing income and other receipts of the Trust for each distribution. Each year the Trustee will also provide an annual report on the Trust’s activity and certain tax information. You may request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the Trust, if available.

PURCHASE AND REDEMPTION OF UNITS

     You may purchase or redeem units of the Trust on any business day, which is any day the New York Stock Exchange is open for business. You may purchase or redeem units of the Trust through your financial advisor or other financial intermediary. Your financial intermediary can either redeem units through the Sponsor or the Trustee. See “Buying Units” and “Selling Units” in Part B of this prospectus for more information.

     The Sponsor currently intends to repurchase units from unitholders who want to redeem their units. These redemptions will be at the redemption price; however, a unitholder will pay any remaining deferred sales fees upon the sale or redemption of units. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any reason. If the Sponsor stops repurchasing units, a unitholder’s financial intermediary may dispose of units by redemption through the Trustee. The price received from the Trustee by the unitholder for units being redeemed is based upon the redemption price of the underlying securities. Unitholders will be assessed any remaining deferred sales fees upon the sale or redemption of units.

     Until the earlier of six months after the Inception Date or the end of the initial offering period, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units generally includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

DISCLAIMERS

     The Dow Jones Industrial Average® (the “Index”) is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), which affiliates include its subsidiary S&P Opco, LLC (“S&P Opco”), and has been licensed for use by the Sponsor. Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The trademarks have been licensed to SPDJI and have been sublicensed for use for certain purposes by the Sponsor. The Trust is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”) or S&P Opco. Neither S&P Dow Jones Indices nor S&P Opco make any representation or warranty, express or implied, to the owners of units of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly or the ability of the Index to track general market performance. The only relationship of S&P Dow Jones Indices and S&P Opco to the Sponsor with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Index is determined, composed and calculated by S&P Dow Jones Indices or S&P Opco without regard to the Sponsor or the Trust. S&P Dow Jones Indices and S&P Opco have no obligation to take the needs of the Sponsor or the unitholders of the Trust into consideration in determining, composing or calculating the Index. Neither S&P Dow Jones Indices nor S&P Opco are responsible for and have not participated in the determination of the prices and amount of units of the Trust or the timing of the issuance or sale of units of the Trust or in the determination or calculation of the equation by which units of the Trust may be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices and S&P Opco have no obligation or liability in connection with the administration, marketing or trading of units of the Trust. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

     NEITHER S&P DOW JONES INDICES NOR S&P OPCO GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES AND S&P OPCO SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES AND S&P OPCO MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF UNITS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES OR S&P OPCO BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND THE SPONSOR, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

TRUST PORTFOLIO
NUVEEN UNIT INVESTMENT TRUST, SERIES 184
NUVEEN FORMULA 10 DOW PORTFOLIO, 1Q 2017
AS OF THE TRUST INCEPTION DATE, MARCH 15, 2017

			Percentage	Market
			of Aggregate	Value	Cost of
Number of			Offering	per	Securities
Shares	Ticker	Issuer	Price	Share (1)	to Trust (2)
		EQUITY SECURITIES: 100.00%
		Consumer Staples: 8.14%
252	KO	The Coca-Cola Company	8.14%	$ 41.97	$10,576
		Energy: 16.26%
98	CVX	Chevron Corporation	8.10	107.36	10,521
131	XOM	Exxon Mobil Corporation	8.16	80.99	10,610
		Health Care: 5.61%
213	PFE	Pfizer Inc.	5.61	34.22	7,289
		Industrials: 35.59%
186	CAT	Caterpillar Inc.	13.14	91.86	17,086
413	GE	General Electric Company	9.39	29.54	12,200
95	BA	The Boeing Company	13.06	178.73	16,979
		Information Technology: 26.27%
501	CSCO	Cisco Systems, Inc.	13.15	34.12	17,094
97	IBM	International Business Machines
		Corporation	13.12	175.72	17,045
		Telecommunication Services: 8.13%
214	VZ	Verizon Communications Inc.	8.13	49.36	10,563
					$129,963

Notes to Portfolio

1	The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Trust’s Inception Date. The Portfolio’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
2	The securities are represented entirely by a contract to purchase securities, which was entered into by the Sponsor on March 14, 2017. The contract for securities is expected to be settled by the initial settlement date for the purchase of units. The cost of the securities to the Sponsor and the Sponsor’s profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Trust) are $129,963 and $0, respectively.

NUVEEN FORMULA 30
S&P PORTFOLIO, 1Q 2017

INVESTMENT OBJECTIVE

     The Trust seeks to provide above-average total return with an emphasis on income and stability of dividends.

     You should consider your investment goals, time horizons and risk tolerance before investing in the Trust. An investment in the Trust is not appropriate for all investors and is not intended to be a complete investment program. The Trust is designed to be a part of a long-term investment strategy and not as a trading vehicle.

PRINCIPAL INVESTMENT STRATEGY

     The Trust will invest in 30 high dividend yielding securities in the S&P 500 Index® (the “S&P”). The S&P is a benchmark that tracks the 500 largest U.S.-domiciled companies based on market capitalization. As of the most recent reconstitution on February 28, 2017, the S&P included securities with market capitalization ranges from approximately $2.53 billion to $730.47 billion.

     In designing the Trust’s portfolio, the Sponsor uses the assistance of Nuveen Asset Management. Nuveen Asset Management utilizes a primarily quantitative selection process to determine its recommendations for the final portfolio. The Sponsor believes that selection of securities in accordance with this methodology will provide the Trust with the opportunity to meet its investment objective; however, there is no assurance that the objective will be met.

SELECTION OF PORTFOLIO SECURITIES

     The security selection process for the recommended portfolio begins by identifying the stocks in the S&P and ranking them by their current indicated dividend yield on the security selection date. The top 30 dividend yielding stocks are selected for the recommended portfolio. Nuveen Asset Management examines these securities to determine if there are any current negative or material company events and, if so, may choose to replace the security with the next highest dividend yielding security in the universe. Once the securities for the portfolio have been selected, the bottom 15 dividend yielding securities are overweighted by 25% and the top 15 dividend yielding securities are underweighted by 25%. If there are any companies within the top 30 that have cut their regular dividend at all in the prior ten years, Nuveen Asset Management underweights those companies by 25%, with an equal overweighting for the rest of the portfolio holdings. Please note that due to the fluctuating nature of security prices, the weighting of an individual security in the Trust portfolio may change after that date.

     The following are examples to illustrate the portfolio selection process. Once the top thirty dividend yielding stocks are selected, each of the top fifteen selected securities will be weighted at 2.5% of the Trust’s portfolio and each of the bottom fifteen selected securities will be weighted at 4.1667% of the Trust’s portfolio. If there are securities that have cut their regular dividends within the last 10 years, the previous percentages are underweighted by 25%. For example, if Company A and Company B cut their regular dividends and Company A would have originally been weighted to 2.5% and Company B would have originally been weighted to 4.1667%, their new weightings would be 1.875% and 3.125%, respectively (Company A: 2.5% - [0.25 x 2.5%]; Company B: 4.1667% - [0.25 x 4.1667%]). The amount that Company A and Company B were underweighted (1.6667% in this case) would be equally distributed to the remaining securities so that the other twenty-eight companies would each have an additional 0.06% (1.6667% / 28 remaining securities) added to their weightings.

     The Trust may invest in real estate investment trusts (“REITs”). A REIT is a company that buys, develops, finances and/or manages income-producing real estate. Such securities may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings.

     As result of this strategy, the trust is concentrated in the real estate sector.

     Nuveen Asset Management performed the security selection process used to determine the Trust’s portfolio on March 7, 2017. The Sponsor is not obligated to use Nuveen Asset Management’s recommendations when assembling the portfolio. However, it is the Sponsor’s intent to use such recommendations unless the securities selected are in some way inapproprate for the Trust. The Sponsor will review the recommendations to ensure that the portfolio meets regulatory and tax restrictions and to make sure the portfolio is sufficiently liquid. Following the Sponsor’s review, the final portfolio is determined. The final portfolio is provided in “Trust Portfolio” below.

Nuveen Asset Management, LLC

     Nuveen Asset Management is a U.S. registered investment adviser and had approximately $156 billion of assets under management as of December 31, 2016. Nuveen Asset Management offers a broad range of investment strategies in a variety of asset classes, including global equities and fixed income, infrastructure, real estate and quantitative asset allocation. The principal office of Nuveen Asset Management is located at 333 West Wacker Drive, Chicago, Illinois 60606.

PRINCIPAL RISKS

     As with all investments, you may lose some or all of your investment in the Trust. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. No assurance can be given that the Trust’s investment objective will be achieved. The Trust also might not perform as well as expected, which can happen for a number of reasons. The following are all the principal risks of the Trust, listed alphabetically:

     Dilution risk. As the Sponsor sells units, the size of the Trust will increase. The Sponsor will seek to replicate the existing portfolio and when the Trust buys securities, it will pay brokerage or other acquisition fees. Existing unitholders could experience a dilution of their investment because of these fees and fluctuations in security prices between the time the Sponsor creates units and the time the Trust buys the securities. The Sponsor cannot guarantee that the Trust will keep its present size and composition for any length of time.

     Dividend payment risk. An issuer of a security may be unable or unwilling to make dividend payments, which may decrease the value of your investment in the Trust. Because the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust and/or to make distributions to unitholders.

     Equity security risk. Equity securities may decline significantly in price over short or extended periods of time, and such declines may occur because of declines in the equity market as a whole, or because of declines in only a particular country, company, industry or sector of the market.

     Fixed portfolio risk. The Trust is a unit investment trust and, as a result, is not actively managed. Securities are only bought and sold in limited circumstances as described herein. The Trust will generally hold, and may continue to buy, the same securities even though a security’s outlook, rating, market value or yield may change.

     Foreign securities risk. Foreign securities markets may have less liquidity and may be more volatile than U.S. or other securities markets, and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign issuers, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign issuers than U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign issuers are subject to different accounting, auditing and financial reporting standards and requirements than U.S. reporting companies.

     Securities prices in foreign countries are subject to the political, economic, financial and social factors of those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign issuers or investments in foreign securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. The value of your investment in the units may fall as a result of inflation.

     Investment strategy risk. The Trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Trust’s investment strategy is designed to achieve the Trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     Legislation and litigation risk. From time to time, various legislative or regulatory initiatives are proposed which may have a negative impact on certain of the issuers represented in the Trust. In addition, litigation regarding any of the issuers securities or of the industries represented by such issuers may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending, threatened or potential litigation will have on the value of the securities.

     Market risk. Security prices will fluctuate and the value of your investment may fall over time. Market values fluctuate in response to various factors. These can include stock market movements, purchases or sales of securities by the Trust, government policies, litigation and changes in interest rates, inflation, the financial condition of the securities’ issuers or perceptions of the issuers, or economic conditions in general or specific to the issuers.

     Mid-cap company risk. Stocks of mid-cap companies may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general. Mid-cap companies may have limited product lines, markets or financial resources, and they may be dependent on a limited management group. In addition, they may be more vulnerable to adverse general market or economic developments.

     Portfolio consultant risk. The portfolio consultant may recommend or effect buy and/or sell transactions in the securities included in the Trust on behalf of other clients if their portfolio objectives or constraints allow for such an action. This may have an adverse effect on the prices of the securities included in your Trust. This also may have an impact on the price the Trust pays for the securities and the price received upon unit redemptions or Trust termination.

     Real estate market and REIT risk. The Trust is concentrated in the real estate sector, which includes REITs. As a result, the factors that impact the real estate industry will likely have a greater effect on this Trust than on a more broadly diversified trust. REITs may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes, office buildings and mortgage securities, and such REITs will be subject to the risks that affect those areas or property types. The value of the real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; less of a differential between long and short term rates; changes in the global and local economic climate and real estate conditions; changes in neighborhoods and in demographics; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; casualty or condemnation losses; regulatory limitations on rents; declines in the value of real estate; and other factors beyond the control of the issuer of the security. Factors such as these may adversely affect companies which own and operate real estate directly, companies which lend to them, and companies which service the real estate industry.

     Return of capital risk. The Trust may make distributions that represent a return of capital for tax purposes. Such distributions are not dividends but are a return of the original investment, and thus will generally not be currently taxable to you. However, distributions representing a return of capital will generally reduce your tax basis in your units and will thus increase your taxable gain, or decrease your loss, when you sell or redeem your units.

     Unitholder repurchase risk. The Trust may keep cash on hand to meet repurchase requests. As a result, the Trust may not invest all of the proceeds that it receives from the sale of units in order to retain cash to meet repurchase obligations.

     See “Investment Risks” in Part B of this prospectus for additional information.

ESSENTIAL INFORMATION
(AS OF THE INCEPTION DATE)

Public offering price
at inception	$10.00
Inception date	March 15, 2017
Termination date	June 14, 2018
Distribution date	25th day of each month
(commencing on
April 25, 2017, if any)
Record date	10th day of each month
(commencing on
April 10, 2017, if any)
Estimated net annual
distributions
(as of March 14, 2017 and
may vary thereafter)	$0.4592
Evaluation Time	As of the close of trading of
the New York Stock
Exchange (normally 4:00 p.m.
Eastern Time. However, on
the first day units are sold, the
Evaluation Time will be as of
the close of trading on the
New York Stock Exchange or
the time the registration
statement filed with the
Securities and Exchange
Commission becomes
effective, if later.)

CUSIP Numbers

Standard Accounts
Cash Distributions	67078X186
Reinvest Distributions	67078X194

Fee Based Accounts
Cash Distributions	67078X202
Reinvest Distributions	67078X210

Portfolio Diversification

Market	Approximate
Capitalization	Portfolio Percentage
Large-Capitalization	68.38%
Mid-Capitalization	31.62%

Approximate
Sector	Portfolio Percentage
Consumer Discretionary	24.17%
Energy	11.00%
Financials	4.75%
Information Technology	1.87%
Real Estate	26.30%
Telecommunication Services	11.49%
Utilities	20.42%

Approximate
Country/Territory	Portfolio Percentage
Ireland	1.87%
United States	98.13%

Minimum investment	$1,000/100 units
IRA	$250/25 units

FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur for primary market purchases based on a $10 public offering price. Actual expenses may vary. You may qualify for sales charge discounts if you and your family invest at least $50,000 in the Trust or in other Nuveen Unit Investment Trusts. More information about these and other discounts, including exchange or rollover discounts, is available from your financial advisor and in “Buying Units” in Part B of this prospectus.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (1)	Unit
Initial sales fee
paid on purchase (2)	1.00%	$0.100
Deferred sales fee (3)	1.45	0.145
Creation and
development fee (4)	0.50	0.050
Maximum sales fees
(including creation
and development fee)	2.95%	$0.295
Estimated organization
costs (5)	0.29%	$0.029

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (1)	Unit
Trustee’s fee	0.105%	$0.0105
Supervisory fee	0.030	0.0030
Evaluator’s fee	0.030	0.0030
Bookkeeping and
administrative fee	0.035	0.0035
Estimated other Trust
operating expenses (6)	0.117	0.0117
Total	0.317%	$0.0317

1	Based on a unit with a $10.00 per unit Public Offering Price as of the Inception Date.
2	The initial sales fee provided above is based on the public offering price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee (as described below), the percentage and dollar amount of the initial sales fee will vary as the public offering price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.
3	The deferred sales fee is a fixed dollar amount equaling $0.145 per unit. The deferred sales fee will be deducted in three monthly installments commencing June 2017 and ending August 2017 (approximately $0.0483 per unit on the last business day of each month). If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

If you purchase units in the secondary market, your maximum sales fee will be 2.95% of the public offering price and may consist of an initial sales fee and the amount of any remaining deferred sales fee payments. If you purchase units after the last deferred sales fee payment has been assessed, your maximum sales fee will consist of a one-time sales charge of 2.95% of the Public Offering Price per unit.

4	The creation and development fee compensates the Sponsor for creating and developing the Trust. The actual creation and development fee is $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10.00 unit as of the Inception Date and the percentage amount will vary over time because the creation and development fee is a fixed dollar amount that does not vary with the public offering price.
5	The estimated organization costs include the amount per unit paid by the Trust at the earlier of the end of the initial offering period or after six months.
6	The estimated Trust operating expenses are based upon an estimated Trust size of approximately $22,000,000. Because certain of the operating expenses are fixed amounts, if the Trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees, but do include a licensing fee paid to S&P Opco, LLC for the use of intellectual property owned by S&P Opco, LLC or its affiliates.

EXAMPLE

     This example helps you compare the cost of this Trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year at a reduced sales charge (for Standard Accounts, as defined in “Advisory and Fee Based Accounts” in Part B of this prospectus) or with the creation and development fee of $0.05 per unit and no transactional sales charge (for Fee Based Accounts, as defined in “Advisory and Fee Based Accounts” in Part B of this prospectus). The example also assumes the Trust’s operating expenses do not change and the Trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

	1 Year	3 Years	5 Years	10 Years
Standard Accounts	$356	$880	$1,428	$2,914
Fee Based Accounts	$111	$345	$598	$1,319

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees paid by the Trust or that broker-dealers may charge for processing redemption requests. In addition, an investor in a Fee Based Account may also be assessed a management fee from their investment advisor that is excluded from the example.

TAXES

     Distributions from the Trust are generally subject to federal income taxes for U.S. investors. The distributions may also be subject to state and local taxes.

     For non-resident aliens, certain income from the Trust will be exempt from withholding for U.S. federal income tax, provided certain conditions are met. Consult your tax advisor with respect to the conditions that must be met in order to be exempt for U.S. tax purposes.

     See “Tax Status” in Part B of this prospectus for further tax information.

DISTRIBUTIONS

     Holders of units will receive dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. You may elect to:

•	reinvest distributions in additional units of the Trust at no fee, or
•	receive distributions in cash.

     You may change an election by contacting your financial professional or the trustee of the Trust, The Bank of New York Mellon (the “Trustee”). Once you elect to participate in a reinvestment program, the Trustee will automatically reinvest any distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of the Trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     Distributions will be made from the Income and Capital Accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of your Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of your Trust.

     In some cases, the Trust might pay a special distribution if it holds an excess amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends, Trust expenses change or as a result of changes in the Trust’s portfolio.

     Each unit of the Trust at the Inception Date represents the fractional undivided interest in the underlying securities set forth in the “Trust Portfolio” and net income of the Trust.

     Estimated annual distributions. The estimated net annual distributions are shown under the “Essential Information” section of this prospectus. We generally base the estimate of the income the Trust may receive on annualizing the most recent regular dividend declared by an issuer (or adding the most recent interim and final dividends declared for certain foreign issuers) or on scheduled income payments. However, dividend conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends paid or declared over several years or other periods were used to estimate annual distributions. Due to this and various other factors, actual income payments received by the Trust will most likely differ from the most recent annualized dividends or scheduled income payments. There is no guarantee that the issuers of the securities in the Trust’s portfolio will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth under the “Essential Information” section of this prospectus. The actual net annual distributions you will receive will vary with changes in the Trust’s fees and expenses, in income payments received and with the sale of securities.

     Reports. The Trustee or your financial professional will make available to you a statement showing income and other receipts of the Trust for each distribution. Each year the Trustee will also provide an annual report on the Trust’s activity and certain tax information. You may request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the Trust, if available.

PURCHASE AND REDEMPTION OF UNITS

     You may purchase or redeem units of the Trust on any business day, which is any day the New York Stock Exchange is open for business. You may purchase or redeem units of the Trust through your financial advisor or other financial intermediary. Your financial intermediary can either redeem units through the Sponsor or the Trustee. See “Buying Units” and “Selling Units” in Part B of this prospectus for more information.

     The Sponsor currently intends to repurchase units from unitholders who want to redeem their units. These redemptions will be at the redemption price; however, a unitholder will pay any remaining deferred sales fees upon the sale or redemption of units. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any reason. If the Sponsor stops repurchasing units, a unitholder’s financial intermediary may dispose of units by redemption through the Trustee. The price received from the Trustee by the unitholder for units being redeemed is based upon the redemption price of the underlying securities. Unitholders will be assessed any remaining deferred sales fees upon the sale or redemption of units.

     Until the earlier of six months after the Inception Date or the end of the initial offering period, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units generally includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

DISCLAIMERS

     The S&P 500 Index® (the “Index”) is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), which affiliates include its subsidiary S&P Opco, LLC (“S&P Opco”), and has been licensed for use by the Sponsor. Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The trademarks have been licensed to SPDJI and have been sublicensed for use for certain purposes by the Sponsor. The Trust is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”) or S&P Opco. Neither S&P Dow Jones Indices nor S&P Opco make any representation or warranty, express or implied, to the owners of units of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly or the ability of the Index to track general market performance. The only relationship of S&P Dow Jones Indices and S&P Opco to the Sponsor with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Index is determined, composed and calculated by S&P Dow Jones Indices or S&P Opco without regard to the Sponsor or the Trust. S&P Dow Jones Indices and S&P Opco have no obligation to take the needs of the Sponsor or the unitholders of the Trust into consideration in determining, composing or calculating the Index. Neither S&P Dow Jones Indices nor S&P Opco are responsible for and have not participated in the determination of the prices and amount of units of the Trust or the timing of the issuance or sale of units of the Trust or in the determination or calculation of the equation by which units of the Trust may be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices and S&P Opco have no obligation or liability in connection with the administration, marketing or trading of units of the Trust. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

     NEITHER S&P DOW JONES INDICES NOR S&P OPCO GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES AND S&P OPCO SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES AND S&P OPCO MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF UNITS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES OR S&P OPCO BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND THE SPONSOR, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

TRUST PORTFOLIO
NUVEEN UNIT INVESTMENT TRUST, SERIES 184
NUVEEN FORMULA 30 S&P PORTFOLIO, 1Q 2017
AS OF THE TRUST INCEPTION DATE, MARCH 15, 2017

			Percentage	Market
			of Aggregate	Value	Cost of
Number of			Offering	per	Securities
Shares	Ticker	Issuer	Price	Share (1)	to Trust (2)
		EQUITY SECURITIES: 100.00%
		Consumer Discretionary: 24.17%
195	F	Ford Motor Company	1.88%	$ 12.55	$2,447
254	HRB	H & R Block, Inc.	4.69	24.04	6,106
100	KSS	Kohl’s Corporation	3.06	39.85	3,985
48	LB	L Brands, Inc.	1.85	50.14	2,407
79	M	Macy’s, Inc.	1.88	30.95	2,445
157	MAT	Mattel, Inc.	3.04	25.18	3,953
458	SPLS	Staples, Inc.	3.05	8.67	3,971
112	TGT	Target Corporation	4.72	54.75	6,132
		Energy: 11.00%
64	OXY	Occidental Petroleum Corporation	3.10	63.04	4,035
118	OKE	ONEOK, Inc.	4.74	52.20	6,160
61	VLO	Valero Energy Corporation	3.16	67.44	4,114
		Financials: 4.75%
427	NAVI	Navient Corporation	4.75	14.46	6,174
		Information Technology: 1.87%
52	STX	Seagate Technology Public Limited
		Company (3)	1.87	46.70	2,428
		Real Estate: 26.30%
134	HCP	HCP, Inc. (4)	3.04	29.51	3,954
228	HST	Host Hotels & Resorts, Inc. (4)	3.11	17.75	4,047
117	IRM	Iron Mountain Incorporated (4)	3.05	33.96	3,973
184	KIM	Kimco Realty Corporation (4)	3.14	22.19	4,083
107	O	Realty Income Corporation (4)	4.75	57.74	6,178
64	MAC	The Macerich Company (4)	3.10	63.07	4,036
67	VTR	Ventas, Inc. (4)	3.06	59.36	3,977
60	HCN	Welltower Inc. (4)	3.05	66.05	3,963

TRUST PORTFOLIO (continued)
NUVEEN UNIT INVESTMENT TRUST, SERIES 184
NUVEEN FORMULA 30 S&P PORTFOLIO, 1Q 2017
AS OF THE TRUST INCEPTION DATE, MARCH 15, 2017

			Percentage	Market
			of Aggregate	Value	Cost of
Number of			Offering	per	Securities
Shares	Ticker	Issuer	Price	Share (1)	to Trust (2)
		EQUITY SECURITIES (continued)
		Telecommunication Services: 11.49%
94	T	AT&T Inc.	3.04%	$ 42.09	$3,956
105	CTL	CenturyLink, Inc.	1.88	23.34	2,451
1,003	FTR	Frontier Communications Corporation	1.86	2.41	2,417
124	VZ	Verizon Communications Inc.	4.71	49.36	6,121
		Utilities: 20.42%
50	DUK	Duke Energy Corporation	3.11	80.87	4,044
83	ETR	Entergy Corporation	4.71	73.86	6,130
132	FE	FirstEnergy Corp.	3.15	31.00	4,092
169	PPL	PPL Corporation	4.73	36.43	6,157
123	SO	The Southern Company	4.72	49.88	6,135
					$130,071

Notes to Portfolio

Securities of companies headquartered or incorporated outside the United States comprise approximately 1.87% of the investments of the Trust (consisting of: Ireland, 1.87%).

1	The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Trust’s Inception Date. The Portfolio’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
2	The securities are represented entirely by a contract to purchase securities, which was entered into by the Sponsor on March 14, 2017. The contract for securities is expected to be settled by the initial settlement date for the purchase of units. The cost of the securities to the Sponsor and the Sponsor’s profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Trust) are $130,071 and $0, respectively.
3	This is a security issued by a foreign company that trades directly on a U.S. exchange.
4	This is a security issued by a real estate investment trust.

NUVEEN FORMULA GLOBAL 50 S&P PORTFOLIO, 1Q 2017

INVESTMENT OBJECTIVE

     A portfolio of global stocks that seeks above-average current income with the potential for capital appreciation by investing in companies that exhibit consistent dividends over time.

     You should consider your investment goals, time horizons and risk tolerance before investing in the Trust. An investment in the Trust is not appropriate for all investors and is not intended to be a complete investment program. The Trust is designed to be a part of a long-term investment strategy and not as a trading vehicle.

PRINCIPAL INVESTMENT STRATEGY

     The Trust will invest in 50 high dividend yielding securities in the S&P Global 1200 Index® (the “S&P Global Index”). The S&P Global Index is a market-cap weighted index comprised of seven regional and country indices. As of the most recent reconstitution on February 28, 2017, the S&P Global Index included securities with market capitalization ranges from approximately $1.917 billion to $730.474 billion. The Trust invests at least 40% of its total assets in the securities of non-U.S. companies and will invest in the securities of companies representing at least three different countries (one of which may be the United States).

     In designing the Trust’s portfolio, the Sponsor uses the assistance of Nuveen Asset Management. Nuveen Asset Management utilizes a primarily quantitative selection process to determine its recommendations for the final portfolio. The Sponsor believes that selection of securities in accordance with this methodology will provide the Trust with the opportunity to meet its investment objective; however, there is no assurance that the objective will be met.

SELECTION OF PORTFOLIO SECURITIES

      The security selection process for the recommended portfolio begins by identifying the stocks in the S&P Global Index and ranking them by their current indicated dividend yield on the security selection date. The top 50 dividend yielding stocks are selected for the recommended portfolio. Nuveen Asset Management examines these securities to determine if there are any current negative or material company events (such as, but not limited to, bankruptcy concerns, delisting announcement or pending litigation or investigation) and, if so, may choose to replace the security with the next highest dividend yielding security in the S&P Global Index. In addition, if a suitable liquid American Depositary Receipt (“ADR”), New York Registry Share or U.S.-listed security cannot be found for any of the selected securities, then the security will be replaced with the next highest dividend yielding security in the S&P Global Index. Once the securities for the portfolio have been selected, the bottom 25 dividend yielding securities are overweighted by 25% and the top 25 dividend yielding securities are underweighted by 25%. If there are any companies within the top 50 that have cut their regular dividend at all in the prior ten years, Nuveen Asset Management underweights those companies by 25%, with an equal overweighting for the rest of the portfolio holdings.

     If less than 40% of the proposed portfolio’s total assets are invested in the securities of non-U.S. companies or the proposed portfolio invests in less than three different countries after the overweighting and underweighting occurs, Nuveen Asset Management will replace the lowest dividend yielding U.S. company with the next highest dividend yielding non-U.S. security in the S&P Global Index. Nuveen Asset Management will then apply the overweighting and underweighting as described above with the new proposed portfolio. If at least 40% of the proposed portfolio’s total assets are invested in the securities of non-U.S. companies and the proposed portfolio invests in at least three different countries after the overweighting and underweighting occurs, then the recommended portfolio will consist of those securities. If these conditions are not met, Nuveen Asset Management will repeat this substitution process until the conditions are met.

     Please note that due to the fluctuating nature of security prices, the weighting of an individual security in the Trust portfolio may change after that date.

     The following are examples to illustrate the portfolio selection process. Once the top fifty dividend yielding stocks are selected, each of the top twenty-five selected securities will be weighted at 1.5% of the Trust’s portfolio and each of the bottom twenty-five selected securities will be weighted at 2.5% of the Trust’s portfolio. If there are securities that have cut their regular dividends within the last 10 years, the previous percentages are underweighted by 25%. For example, if Company A and Company B cut their regular dividends and Company A would have originally been weighted to 1.5% and Company B would have originally been weighted to 2.5%, their new weightings would be 1.125% and 1.875%, respectively (Company A: 1.5% - [0.25 X 1.5%]; Company B: 2.5% - [0.25 X 2.5%]). The amount that Company A and Company B were underweighted (1.00% in this case) would be equally distributed to the remaining securities so that the other forty-eight companies would each have an additional 0.0208% (1.00% / 48 remaining securities) added to their weightings.

     The Trust may invest in emerging market issuers. Emerging market countries include any country other than Canada, the United States and the countries comprising the MSCI EAFE® Index (currently, Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom).

     The Trust may invest in real estate investment trusts (“REITs”). A REIT is a company that buys, develops, finances and/or manages income-producing real estate. Such securities may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings.

      Nuveen Asset Management performed the security selection process used to determine the Trust’s portfolio on March 7, 2017. The Sponsor is not obligated to use Nuveen Asset Management’s recommendations when assembling the portfolio. However, it is the Sponsor’s intent to use such recommendations unless the securities selected are in some way inappropriate for the Trust. The Sponsor will review the recommendations to ensure that the portfolio meets regulatory and tax restrictions and to make sure the portfolio is sufficiently liquid. Following the Sponsor’s review, the final portfolio is determined. The final portfolio is provided in “Trust Portfolio” below.

Nuveen Asset Management, LLC

      Nuveen Asset Management is a U.S. registered investment adviser and had approximately $156 billion of assets under management as of December 31, 2016. Nuveen Asset Management offers a broad range of investment strategies in a variety of asset classes, including global equities and fixed income, infrastructure, real estate and quantitative asset allocation. The principal office of Nuveen Asset Management is located at 333 West Wacker Drive, Chicago, Illinois 60606.

PRINCIPAL RISKS

     As with all investments, you may lose some or all of your investment in the Trust. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. No assurance can be given that the Trust’s investment objective will be achieved. The Trust also might not perform as well as expected, which can happen for a number of reasons. The following are all the principal risks of the Trust, listed alphabetically:

     Beneficial tax treatment risk. Some of the potential tax benefits of the portfolio, such as foreign tax credits and qualified dividend status, associated with distributions from the portfolio companies are subject to frequent legislative and regulatory changes. A change in the treatment of distributions from the portfolio companies may affect the after-tax return on the investment.

     Depositary receipts risk. ADRs, GDRs and securities with similar characteristics as depositary receipts may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary.

     Holders of depositary receipts may have limited voting rights pursuant to a deposit agreement between the underlying issuer and the depositary. In certain cases, the depositary will vote the equity shares deposited with it as directed by the underlying issuer’s board of directors. Furthermore, investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert equity shares into depositary receipts and vice versa. Such restrictions may cause equity shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipt. Moreover, if depositary receipts are converted into equity shares, the laws in certain countries may limit the ability of a non-resident to trade the equity shares and to reconvert the equity shares to depositary receipts.

     Depositary receipts may be “sponsored” or “unsponsored.” Sponsored depositary receipts are established jointly by a depositary and the underlying issuer, whereas unsponsored depositary receipts may be established by a depositary without participation by the underlying issuer. Holders of unsponsored depositary receipts generally bear all the costs associated with establishing the unsponsored depositary receipts. In addition, the issuers of the securities underlying unsponsored depositary receipts are not obligated to disclose material information in the United States and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the depositary receipts.

     Dilution risk. As the Sponsor sells units, the size of the Trust will increase. The Sponsor will seek to replicate the existing portfolio and when the Trust buys securities, it will pay brokerage or other acquisition fees. Existing unitholders could experience a dilution of their investment because of these fees and fluctuations in security prices between the time the Sponsor creates units and the time the Trust buys the securities. The Sponsor cannot guarantee that the Trust will keep its present size and composition for any length of time.

     Dividend payment risk. An issuer of a security may be unable or unwilling to make dividend payments, which may decrease the value of your investment in the Trust. Because the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust and/or to make distributions to unitholders.

     Emerging markets risk. An investment in emerging market companies involves certain further risks not associated with investing in developed market countries because emerging market countries are often in the initial stages of their industrialization cycles and have low per capita income. These increased risks include the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and possibility of disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. The economies of emerging market countries face several concerns, including the relatively unstable governments which may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Emerging market countries may also be subject to overburdened infrastructures and environmental problems. It will also likely be more costly and difficult for the Sponsor to enforce the laws or regulations of a foreign country or trading facility, and it is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in the securities included in the portfolio.

     Equity security risk. Equity securities may decline significantly in price over short or extended periods of time, and such declines may occur because of declines in the equity market as a whole, or because of declines in only a particular country, company, industry or sector of the market.

     Europe risk. The Trust invests in securities issued by companies operating in Europe. The Trust is therefore subject to certain risks associated specifically with Europe. A significant number of countries in Europe are member states in the European Union (“EU”), and the member states no longer control their own monetary policies by directing independent interest rates for their currencies. In these member states, the authority to direct monetary policies, including money supply and official interest rates for the Euro, is exercised by the European Central Bank. Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continue to have, a significant negative impact on the economies of certain European countries and their future economic outlooks.

     Additionally, the effect of the June 2016 United Kingdom referendum to leave the EU is still developing. The referendum has resulted in depreciation in the value of the British pound, short term declines in the stock markets and ongoing economic and political uncertainty. The United Kingdom’s withdrawal from the EU may take an extended period, and there is considerable uncertainty about the potential trade, economic and market consequences of the exit. Other countries may also depart the EU, voluntarily or otherwise. The negative impact of the United Kingdom’s departure from the EU, as well as any future departures by other countries, could be significant, not only to the United Kingdom and European economies, but also to the broader global economy. Such departures could potentially result in increased market volatility and illiquidity, and lower economic growth for companies that rely significantly on Europe for their business activities and revenues, which could negatively impact the value of the Trust’s investments.

     Fixed portfolio risk. The Trust is a unit investment trust and, as a result, is not actively managed. Securities are only bought and sold in limited circumstances as described herein. The Trust will generally hold, and may continue to buy, the same securities even though a security’s outlook, rating, market value or yield may change.

     Foreign securities risk. Foreign securities markets may have less liquidity and may be more volatile than U.S. or other securities markets, and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign issuers, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign issuers than U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign issuers are subject to different accounting, auditing and financial reporting standards and requirements than U.S. reporting companies.

     Securities prices in foreign countries are subject to the political, economic, financial and social factors of those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign issuers or investments in foreign securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. The value of your investment in the units may fall as a result of inflation.

     Investment strategy risk. The Trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Trust’s investment strategy is designed to achieve the Trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     Legislation and litigation risk. From time to time, various legislative or regulatory initiatives are proposed which may have a negative impact on certain issuers represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by such issuers may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending, threatened or potential litigation will have on the value of the securities.

     Market risk. Security prices will fluctuate and the value of your investment may fall over time. Market values fluctuate in response to various factors. These can include stock market movements, purchases or sales of securities by the Trust, government policies, litigation and changes in interest rates, inflation, the financial condition of the securities’ issuers or perceptions of the issuers, or economic conditions in general or specific to the issuers.

     Mid-cap company risk. Stocks of mid-cap companies may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general. Mid-cap companies may have limited product lines, markets or financial resources, and they may be dependent on a limited management group. In addition, they may be more vulnerable to adverse general market or economic developments.

     Portfolio consultant risk. The portfolio consultant may recommend or effect buy and/or sell transactions in the securities included in the Trust on behalf of other clients if their portfolio objectives or constraints allow for such an action. This may have an adverse effect on the prices of the securities included in your Trust. This also may have an impact on the price the Trust pays for the securities and the price received upon unit redemptions or Trust termination.

     Real estate market and REIT risk. REITs may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes, office buildings and mortgage securities, and such REITs will be subject to the risks that affect those areas or property types. The value of the real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; less of a differential between long and short term rates; changes in the global and local economic climate and real estate conditions; changes in neighborhoods and in demographics; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; casualty or condemnation losses; regulatory limitations on rents; declines in the value of real estate; and other factors beyond the control of the issuer of the security. Factors such as these may adversely affect companies which own and operate real estate directly, companies which lend to them, and companies which service the real estate industry.

     Return of capital risk. The Trust may make distributions that represent a return of capital for tax purposes. Such distributions are not dividends but are a return of the original investment, and thus will generally not be currently taxable to you. However, distributions representing a return of capital will generally reduce your tax basis in your units and will thus increase your taxable gain, or decrease your loss, when you sell or redeem your units.

     Unitholder repurchase risk. The Trust may keep cash on hand to meet repurchase requests. As a result, the Trust may not invest all of the proceeds that it receives from the sale of units in order to retain cash to meet repurchase obligations.

     See “Investment Risks” in Part B of this prospectus for additional information.

ESSENTIAL INFORMATION
(AS OF THE INCEPTION DATE)

Public offering price
at inception	$10.00
Inception date	March 15, 2017
Termination date	June 14, 2018
Distribution date	25th day of each month
(commencing on
April 25, 2017, if any)
Record date	10th day of each month
(commencing on
April 10, 2017, if any)
Estimated net annual
distributions
(as of March 14, 2017 and
may vary thereafter)	$0.4645 per unit
Evaluation Time	As of the close of trading of
the New York Stock
Exchange (normally 4:00 p.m.
Eastern Time. However, on
the first day units are sold, the
Evaluation Time will be as of
the close of trading on the
New York Stock Exchange or
the time the registration
statement filed with the
Securities and Exchange
Commission becomes
effective, if later.)

CUSIP Numbers

Standard Accounts
Cash Distributions	67078X145
Reinvest Distributions	67078X152

Fee Based Accounts
Cash Distributions	67078X160
Reinvest Distributions	67078X178

Portfolio Diversification

Market	Approximate
Capitalization	Portfolio Percentage
Large-Capitalization	77.68%
Mid-Capitalization	22.32%

Approximate
Sector	Portfolio Percentage
Consumer Discretionary	19.66%
Consumer Staples	1.12%
Energy	14.24%
Financials	20.50%
Health Care	3.24%
Information Technology	1.87%
Real Estate	17.07%
Telecommunication Services	15.20%
Utilities	7.10%

Approximate
Country/Territory	Portfolio Percentage
Australia	3.37%
Belgium	1.89%
Canada	1.86%
Finland	1.13%
France	13.23%
Germany	8.31%
Ireland	1.87%
Italy	2.26%
Netherlands	3.75%
Norway	5.47%
South Korea	1.87%
Sweden	2.25%
Switzerland	2.24%
Taiwan	1.13%
United Kingdom	14.45%
United States	34.92%

Minimum investment	$1,000/100 units
IRA	$250/25 units

FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur for primary market purchases based on a $10 public offering price. Actual expenses may vary. You may qualify for sales charge discounts if you and your family invest at least $50,000 in the Trust or in other Nuveen Unit Investment Trusts. More information about these and other discounts, including exchange or rollover discounts, is available from your financial advisor and in “Buying Units” in Part B of this prospectus.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (1)	Unit
Initial sales fee
paid on purchase (2)	1.00%	$0.100
Deferred sales fee (3)	1.45	0.145
Creation and
development fee (4)	0.50	0.050
Maximum sales fees
(including creation
and development fee)	2.95%	$0.295
Estimated organization
costs (5)	0.51%	$0.051

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (1)	Unit
Trustee’s fee	0.105%	$0.0105
Supervisory fee	0.030	0.0030
Evaluator’s fee	0.030	0.0030
Bookkeeping and
administrative fee	0.035	0.0035
Estimated other Trust
operating expenses (6)	0.133	0.0133
Total	0.333%	$0.0333

1	Based on a unit with a $10.00 per unit Public Offering Price as of the Inception Date.
2	The initial sales fee provided above is based on the public offering price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee (as described below), the percentage and dollar amount of the initial sales fee will vary as the public offering price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.
3	The deferred sales fee is a fixed dollar amount equaling $0.145 per unit. The deferred sales fee will be deducted in three monthly installments commencing June 2017 and ending August 2017 (approximately $0.0483 per unit on the last business day of each month). If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

If you purchase units in the secondary market, your maximum sales fee will be 2.95% of the public offering price and may consist of an initial sales fee and the amount of any remaining deferred sales fee payments. If you purchase units after the last deferred sales fee payment has been assessed, your maximum sales fee will consist of a one-time sales charge of 2.95% of the Public Offering Price per unit.

4	The creation and development fee compensates the Sponsor for creating and developing the Trust. The actual creation and development fee is $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10.00 unit as of the Inception Date and the percentage amount will vary over time because the creation and development fee is a fixed dollar amount that does not vary with the public offering price.
5	The estimated organization costs include the amount per unit paid by the Trust at the earlier of the end of the initial offering period or after six months.
6	The estimated Trust operating expenses are based upon an estimated Trust size of approximately $10,000,000. Because certain of the operating expenses are fixed amounts, if the Trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected . Other operating expenses do not include brokerage costs and other transactional fees, but do include a licensing fee paid to S&P Opco, LLC for the use of intellectual property owned by S&P Opco, LLC or its affiliates.

EXAMPLE

     This example helps you compare the cost of this Trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year at a reduced sales charge (for Standard Accounts, as defined in “Advisory and Fee Based Accounts” in Part B of this prospectus) or with the creation and development fee of $0.05 per unit and no transactional sales charge (for Fee Based Accounts, as defined in “Advisory and Fee Based Accounts” in Part B of this prospectus). The example also assumes the Trust’s operating expenses do not change and the Trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

	1 Year	3 Years	5 Years	10 Years
Standard Accounts	$379	$949	$1,543	$3,139
Fee Based Accounts	$134	$418	$721	$1,582

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees paid by the Trust or that broker-dealers may charge for processing redemption requests. In addition, an investor in a Fee Based Account may also be assessed a management fee from their investment advisor that is excluded from the example.

TAXES

     Distributions from the Trust are generally subject to federal income taxes for U.S. investors. The distributions may also be subject to state and local taxes.

     For non-resident aliens, certain income from the Trust will be exempt from withholding for U.S. federal income tax, provided certain conditions are met. Consult your tax advisor with respect to the conditions that must be met in order to be exempt for U.S. tax purposes.

     See “Tax Status” in Part B of this prospectus for further tax information.

DISTRIBUTIONS

     Holders of units will receive dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. You may elect to:

•	reinvest distributions in additional units of the Trust at no fee, or
•	receive distributions in cash.

     You may change an election by contacting your financial professional or the trustee of the Trust, The Bank of New York Mellon (the “Trustee”). Once you elect to participate in a reinvestment program, the Trustee will automatically reinvest any distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of the Trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     Distributions will be made from the Income and Capital Accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of your Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of your Trust.

     In some cases, the Trust might pay a special distribution if it holds an excess amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends, Trust expenses change or as a result of changes in the Trust’s portfolio.

     Each unit of the Trust at the Inception Date represents the fractional undivided interest in the underlying securities set forth in the “Trust Portfolio” and net income of the Trust.

     Estimated annual distributions. The estimated net annual distributions are shown under the “Essential Information” section of this prospectus. We generally base the estimate of the income the Trust may receive on annualizing the most recent regular dividend declared by an issuer (or adding the most recent interim and final dividends declared for certain foreign issuers) or on scheduled income payments. However, dividend conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends paid or declared over several years or other periods were used to estimate annual distributions. Due to this and various other factors, actual income payments received by the Trust will most likely differ from the most recent annualized dividends or scheduled income payments. There is no guarantee that the issuers of the securities in the Trust’s portfolio will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth under the “Essential Information” section of this prospectus. The actual net annual distributions you will receive will vary with changes in the Trust’s fees and expenses, in income payments received and with the sale of securities.

     Reports. The Trustee or your financial professional will make available to you a statement showing income and other receipts of the Trust for each distribution. Each year the Trustee will also provide an annual report on the Trust’s activity and certain tax information. You may request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the Trust, if available.

PURCHASE AND REDEMPTION OF UNITS

     You may purchase or redeem units of the Trust on any business day, which is any day the New York Stock Exchange is open for business. You may purchase or redeem units of the Trust through your financial advisor or other financial intermediary. Your financial intermediary can either redeem units through the Sponsor or the Trustee. See “Buying Units” and “Selling Units” in Part B of this prospectus for more information.

     The Sponsor currently intends to repurchase units from unitholders who want to redeem their units. These redemptions will be at the redemption price; however, a unitholder will pay any remaining deferred sales fees upon the sale or redemption of units. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any reason. If the Sponsor stops repurchasing units, a unitholder’s financial intermediary may dispose of units by redemption through the Trustee. The price received from the Trustee by the unitholder for units being redeemed is based upon the redemption price of the underlying securities. Unitholders will be assessed any remaining deferred sales fees upon the sale or redemption of units.

     Until the earlier of six months after the Inception Date or the end of the initial offering period, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units generally includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

DISCLAIMERS

     The S&P Global 1200 Index® (the “Index”) is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), which affiliates include its subsidiary S&P Opco, LLC (“S&P Opco”), and has been licensed for use by the Sponsor. Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The trademarks have been licensed to SPDJI and have been sublicensed for use for certain purposes by the Sponsor. The Trust is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”) or S&P Opco. Neither S&P Dow Jones Indices nor S&P Opco make any representation or warranty, express or implied, to the owners of units of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly or the ability of the Index to track general market performance. The only relationship of S&P Dow Jones Indices and S&P Opco to the Sponsor with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Index is determined, composed and calculated by S&P Dow Jones Indices or S&P Opco without regard to the Sponsor or the Trust. S&P Dow Jones Indices and S&P Opco have no obligation to take the needs of the Sponsor or the unitholders of the Trust into consideration in determining, composing or calculating the Index. Neither S&P Dow Jones Indices nor S&P Opco are responsible for and have not participated in the determination of the prices and amount of units of the Trust or the timing of the issuance or sale of units of the Trust or in the determination or calculation of the equation by which units of the Trust may be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices and S&P Opco have no obligation or liability in connection with the administration, marketing or trading of units of the Trust. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

     NEITHER S&P DOW JONES INDICES NOR S&P OPCO GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES AND S&P OPCO SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES AND S&P OPCO MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF UNITS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES OR S&P OPCO BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND THE SPONSOR, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

TRUST PORTFOLIO
NUVEEN UNIT INVESTMENT TRUST, SERIES 184
NUVEEN FORMULA GLOBAL 50 S&P PORTFOLIO, 1Q 2017
AS OF THE TRUST INCEPTION DATE, MARCH 15, 2017

			Percentage	Market
			of Aggregate	Value	Cost of
Number of			Offering	per	Securities
Shares	Ticker	Issuer	Price	Share (1)	to Trust (2)
		EQUITY SECURITIES: 100.00%
		Consumer Discretionary: 19.66%
32	DDAIY	Daimler AG (4)	1.84%	$ 74.95	$2,398
195	F	Ford Motor Company	1.88	12.55	2,447
73	KSS	Kohl’s Corporation	2.24	39.85	2,909
48	LB	L Brands, Inc.	1.85	50.14	2,407
79	M	Macy’s, Inc.	1.88	30.95	2,445
116	MAT	Mattel, Inc.	2.25	25.18	2,921
369	PSO	Pearson PLC (4)	2.24	7.90	2,915
407	PBSFY	ProSiebenSat.1 Media SE (4)	3.23	10.32	4,200
337	SPLS	Staples, Inc.	2.25	8.67	2,922
		Consumer Staples: 1.12%
90	MHGVY	Marine Harvest ASA (4)	1.12	16.18	1,456
		Energy: 14.24%
44	BP	BP p.l.c (4)	1.13	33.43	1,471
48	E	Eni SpA (4)	1.14	30.79	1,478
67	OXY	Occidental Petroleum Corporation	3.25	63.04	4,224
54	RDS/B	Royal Dutch Shell PLC (4)	2.24	53.96	2,914
250	STO	Statoil ASA (4)	3.23	16.83	4,208
86	TOT	TOTAL S.A. (4)	3.25	49.20	4,231
		Financials: 20.50%
430	AEG	Aegon N.V. (4)	1.88	5.69	2,447
97	AXAHY	AXA SA (4)	1.88	25.25	2,449
36	HSBC	HSBC Holdings plc (4)	1.13	40.75	1,467
160	ING	ING Groep N.V. (4)	1.87	15.24	2,438
95	ISNPY	Intesa Sanpaolo S.p.A. (4)	1.12	15.40	1,463
73	KBCSY	KBC Group NV (4)	1.89	33.61	2,454
221	MURGY	Muenchener Rueckversicherungs-
		Gesellschaft Aktiengesellschaft
		in Muenchen (4)	3.24	19.05	4,210
122	NRBAY	Nordea Bank AB(4)	1.12	11.97	1,460
64	SAXPY	Sampo Oyj (4)	1.13	23.00	1,472
245	SCGLY	Societe Generale SA (4)	1.87	9.93	2,433
66	SSREY	Swiss Re AG (4)	1.12	22.09	1,458
56	WBK	Westpac Banking Corporation (4)	1.13	26.27	1,471
52	ZURVY	Zurich Insurance Group AG (4)	1.12	28.11	1,462

TRUST PORTFOLIO (continued)
NUVEEN UNIT INVESTMENT TRUST, SERIES 184
NUVEEN FORMULA GLOBAL 50 S&P PORTFOLIO, 1Q 2017
AS OF THE TRUST INCEPTION DATE, MARCH 15, 2017

			Percentage	Market
			of Aggregate	Value	Cost of
Number of			Offering	per	Securities
Shares	Ticker	Issuer	Price	Share (1)	to Trust (2)
		EQUITY SECURITIES (continued)
		Health Care: 3.24%
101	GSK	GlaxoSmithKline plc (4)	3.24%	$ 41.73	$4,215
		Information Technology: 1.87%
52	STX	Seagate Technology Public Limited
		Company (3)	1.87	46.70	2,428
		Real Estate: 17.07%
142	HCP	HCP, Inc. (5)	3.22	29.51	4,190
86	IRM	Iron Mountain Incorporated (5)	2.25	33.96	2,921
110	KIM	Kimco Realty Corporation (5)	1.87	22.19	2,441
186	UNRDY	Unibail-Rodamco SE (4)	3.24	22.66	4,215
71	VTR	Ventas, Inc. (5)	3.24	59.36	4,215
64	HCN	Welltower Inc. (5)	3.25	66.05	4,227
		Telecommunication Services: 15.20%
100	T	AT&T Inc.	3.24	42.09	4,209
57	BCE	BCE Inc. (3)	1.86	42.48	2,421
63	CTL	CenturyLink, Inc.	1.13	23.34	1,470
44	CHT	Chunghwa Telecom Co., Ltd. (4)	1.13	33.51	1,474
606	FTR	Frontier Communications Corporation	1.12	2.41	1,460
90	TELNY	Telenor ASA (4)	1.12	16.20	1,,458
183	TLSNY	Telia Co AB (4)	1.13	8.00	1,464
166	TLSYY	Telstra Corporation Limited (4)	2.24	17.55	2,913
115	VOD	Vodafone Group Public Limited
		Company (4)	2.23	25.20	2,898

TRUST PORTFOLIO (continued)
NUVEEN UNIT INVESTMENT TRUST, SERIES 184
NUVEEN FORMULA GLOBAL 50 S&P PORTFOLIO, 1Q 2017
AS OF THE TRUST INCEPTION DATE, MARCH 15, 2017

			Percentage	Market
			of Aggregate	Value	Cost of
Number of			Offering	per	Securities
Shares	Ticker	Issuer	Price	Share (1)	to Trust (2)
		EQUITY SECURITIES (continued)
		Utilities: 7.10%
110	ENGIY	ENGIE SA (4)	1.12%	$ 13.29	$1,462
132	KEP	Korea Electric Power Corporation (4)	1.87	18.42	2,431
156	SSEZY	SSE plc (4)	2.24	18.68	2,914
143	VEOEY	Veolia Environnement SA (4)	1.87	17.01	2,432
					$130,088

Notes to Portfolio

Securities of companies headquartered or incorporated outside the United States comprise approximately 65.08% of the investments of the Trust (consisting of: Australia, 3.37%; Belgium, 1.89%; Canada, 1.86%; Finland, 1.13%; France, 13.23%; Germany, 8.31%; Ireland, 1.87%; Italy, 2.26%; Netherlands, 3.75%; Norway, 5.47%; South Korea, 1.87%; Sweden, 2.25%; Switzerland, 2.24%; Taiwan, 1.13%; United Kingdom, 14.45%).

1	The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Trust’s Inception Date. The Portfolio’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
2	The securities are represented entirely by a contract to purchase securities, which was entered into by the Sponsor on March 14, 2017. The contract for securities is expected to be settled by the initial settlement date for the purchase of units. The cost of the securities to the Sponsor and the Sponsor’s profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Trust) are $130,088 and $0, respectively.
3	This is a security issued by a foreign company that trades directly on a U.S. exchange.
4	This is an American Depositary Receipt or New York Registry Share.
5	This is a security issued by a real estate investment trust.

Report of Independent Registered Public Accounting Firm

Unitholders
Nuveen Unit Investment Trust, Series 184

     We have audited the accompanying statements of financial condition, including the Trust portfolios set forth on pages 12, 23, 24, 37, 38 and 39 of this prospectus, of Nuveen Unit Investment Trust, Series 184, comprising Nuveen Formula 10 Dow Portfolio, 1Q 2017, Nuveen Formula 30 S&P Portfolio, 1Q 2017, and Nuveen Formula Global 50 S&P Portfolio, 1Q 2017 (collectively the “Trusts” and individually a “Trust”), as of March 15, 2017, the initial date of deposit. These statements of financial condition are the responsibility of the Trusts’ Sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. Our procedures included confirmation with The Bank of New York Mellon, the Trustee, of cash deposited to purchase underlying securities represented by purchase contracts as shown in the statements of financial condition as of March 15, 2017. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Nuveen Unit Investment Trust, Series 184, comprising Nuveen Formula 10 Dow Portfolio, 1Q 2017, Nuveen Formula 30 S&P Portfolio, 1Q 2017, and Nuveen Formula Global 50 S&P Portfolio, 1Q 2017, as of March 15, 2017, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois

March 15, 2017

Nuveen Unit Investment Trust, Series 184
Nuveen Formula 10 Dow Portfolio, 1Q 2017
Nuveen Formula 30 S&P Portfolio, 1Q 2017
Nuveen Formula Global 50 S&P Portfolio, 1Q 2017
Statements of Financial Condition
as of March 15, 2017

	10	30	Global
	Dow	S&P	50
Investment in securities	Trust	Trust	Trust
Contracts to purchase underlying securities (1),(2)	$129,963	$130,071	$130,088
Total	$129,963	$130,071	$130,088
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$775	$381	$670
Creation and development fee (4)	656	657	657
Deferred sales fee (5)	1,904	1,905	1,905
Total	3,335	2,943	3,232
Interest of Investors:
Cost to investors (6)	131,280	131,390	131,400
Less initial sales fee (5)	1,317	1,319	1,312
Less deferred sales fee, creation and development
fee and organization costs (3),(4),(5),(6)	3,335	2,943	3,232
Net interest of unitholders	126,628	127,128	126,856
Total	$129,963	$130,071	$130,088
Units	13,128	13,139	13,140
Net asset value per unit	$9.6456	$9.6756	$9.6542

Each Trust is an investment company and follows accounting and reporting guidance under Financial Accounting Standards Board (FASB) Standards Codification (ASC) Topic 946 “Financial Services – Investment Companies”.

[1]	Aggregated cost of the securities is based on the closing sale price evaluations as determined by the Evaluator (Nuveen Fund Advisors, LLC).
2	Cash has been deposited with the Trustee covering the funds necessary for the purchase of securities in the Trusts represented by purchase contracts.
3	A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. These costs have been estimated at $0.059, $0.029 and $0.051 per unit for the 10 Dow Trust, the 30 S&P Trust and the Global 50 Trust, respectively. A distribution will be made as of the earlier of the close of the initial offering period or six months following a Trust’s Inception Date to an account maintained by the Trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed to units that are redeemed prior to the earlier of the close of the initial offering period or six months following a Trust’s Inception Date. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of a Trust.
4	Each Trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.
5	The total sales fee consists of a creation and development fee, an initial sales fee and deferred sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee. The maximum sales fee is 2.95% (2.98% of amount invested) of the public offering price per unit. The deferred sales fee is equal to $0.145 per unit and the creation and development fee is equal to $0.05 per unit.
6	The aggregate cost to investors includes the applicable sales fee, assuming no reduction of sales fees.

End of Prospectus Part A

Nuveen Unit Investment Trust

Prospectus Part B

Dated March 15, 2017

     The prospectus for a Nuveen Unit Investment Trust (a "Trust") is divided into two parts. Part A of the prospectus relates exclusively to a particular Trust or Trusts and provides specific information regarding each Trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Nuveen Unit Investment Trust. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each Trust.

ORGANIZATION

     Your Trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a certain Trust Agreement (the “Trust Agreement”). The Trust Agreement is dated as of the Inception Date and is by and among Nuveen Securities, LLC, as Sponsor, Nuveen Fund Advisors, LLC, as evaluator (“Evaluator”) and supervisor (“Supervisor”), and The Bank of New York Mellon, as Trustee. The value of the securities is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or the NASDAQ National Market System or by taking into account the same factors referred to under “Selling Units—Redemption—Computation of Offer and Redemption Price.” On the Inception Date, the Sponsor deposited securities, contracts and/or funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit issued by a major commercial bank) for the purchase of certain securities. After the deposit of the securities and the creation of your Trust, the Trustee delivered to the Sponsor the units (the “units”) comprising the ownership of the Trust. These units are now being offered pursuant to this prospectus.

UNITS

     Each unit represents an undivided interest in the assets of your Trust. If any units of your Trust are redeemed after the Inception Date, the fractional undivided interest in the Trust represented by each unredeemed unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related Trust.

BUYING UNITS

     Public Offering Price. You can buy units of your Trust on any business day the New York Stock Exchange is open by contacting your financial professional. Public offering prices are available daily on the Internet at www.nuveen.com/uit. The public offering price includes: the aggregate underlying value of the securities in the Trust, organization costs, the maximum sales fee (which includes an initial sales fee, a deferred sales fee and the creation and development fee), and cash and other net assets in the portfolio. Nuveen often refers to the purchase price of units as the “public offering price.” Nuveen must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If Nuveen receives your order after

B–1

this time, you will receive the price computed on the next business day.

     During the initial public offering period, for sales of at least $50,000, investors will be entitled to a volume discount from the sales charge as described below. For units purchased during the initial offering period, a portion of the sales charge will be deferred. Upon the earlier of the end of the initial offering period or six months after the Inception Date, the public offering price of the units will not include a pro rata portion of estimated organizational costs.

     The initial public offering price of the units was established, in part, by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date your Trust was created was made on the basis of an evaluation of the securities in the Trust prepared by the Trustee. The value of securities is generally determined by using the last sale price for securities traded on a national or foreign securities exchange or the NASDAQ Stock Market. In some cases Nuveen will price a security based on the last asked or bid price in the over-the-counter market or Nuveen may use the price provided by an independent pricing service; the price obtained from other sources, such as broker-dealer quotations; or the price provided by an independent fair valuation service. In the event that no such services or quotes are available on a particular security, methods that may be used include methodologies such as the capital asset pricing model, Monte Carlo simulations, comparative pricing models and/or the best judgment of Nuveen Fund Advisors, LLC. Nuveen will only do this if a security is not principally traded on a national or foreign securities exchange or the NASDAQ Stock Market, or if the market quotes are unavailable or inappropriate. The Trustee determined the initial prices of the securities shown in “Trust Portfolio” for your Trust in this prospectus. Such prices were determined as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day Nuveen sells units, the Evaluator will compute the public offering price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later. On or after the Inception Date, such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in “Essential Information,” effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the redemption price, which is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or the NASDAQ National Market System or by taking into account certain other factors, see “Selling Units—Redemption—Computation of Offer and Redemption Price.”

     Organization Costs. During the initial offering period, a portion of the public offering price includes an amount of securities or cash to pay for all or a portion of the costs incurred in establishing your Trust (“organization costs”). These organization costs include the cost of preparing the registration statement, the Trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees, and the initial fees and expenses of the Trustee. These costs will be deducted from the Trust as of the earlier of the end of the initial offering period or after

B–2

six months as of the Inception Date. The Trust will sell portfolio securities to reimburse the Sponsor for these costs. Organization costs will not exceed the estimate set forth under “Fee Table” in Part A of the prospectus.

     Transactional Sales Fee. The transactional sales fee has both an initial and a deferred sales fee. Because the transactional sales fee is the difference between the maximum sales fee and the creation and development fee, the percentage and dollar amount of the transactional sales fee will vary as the public offering price varies. Based on a $10 unit on the Inception Date, the transactional sales fee is 2.45% of the public offering price.

     The transactional sales fee does not include the creation and development fee which is described under “Expenses of the Trust” in Part B of the prospectus and “Fee Table” in Part A of the prospectus.

     Initial Sales Fee. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee and the sum of the maximum remaining deferred sales fees and the creation and development fee. The dollar amount and percentage amount of the initial sales fee will vary over time. Based on a $10 unit on the Inception Date, the initial sales fee is 1% of the public offering price (2.95% of the public offering price minus $0.195 per unit). If you purchase units in the secondary market, you will not pay a creation and development fee and the initial sales fee is equal to the difference between 2.95% of the public offering price and the maximum remaining deferred sales fee.

     Deferred Sales Fee. Nuveen defers payment of the rest of the transactional sales fee through the deferred sales fee ($0.145 per unit). You pay any remaining deferred sales fee when you sell or redeem units. Your Trust may sell securities to meet the Trust’s obligations with respect to the deferred sales fee. Thus, no assurance can be given that the Trust will retain its present size and composition for any length of time.

     Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the creation and development fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption.

     In limited circumstances and only if deemed in the best interests of unitholders, the Sponsor may delay the payment of the deferred sales fee from the dates listed under “Fee Table.”

     Reduction of Sales Fees. Nuveen offers a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional’s responsibility to alert Nuveen of any sales fee discount when you order units. Since the deferred sales fee and the creation and development fee are a fixed dollar amount per unit, your Trust must charge the deferred sales fee and the creation and development fee per unit regardless of any discounts. However, when you purchase units of the Trust, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and creation and development fee, the Sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and creation

B–3

and development fee at the time you buy units by providing you with additional units.

     Large Purchases. During the primary offering period, you can reduce your maximum sales fee by increasing the size of your investment. Investors who make large purchases during the primary offering period are entitled to the following sales fee reductions:

	Maximum	Maximum
	Sales Fee	Sales Fee
	Reductions (as	(as a
	a percentage	percentage
	of the	of the
Purchase	Public	Public
Amount	Offering Price)	Offering Price)
$50,000 - $99,999	0.25%	2.70%
$100,000 - $249,999	0.50%	2.45%
$250,000 - $499,999	0.75%	2.20%
$500,000 - $999,999	1.00%	1.95%
$1,000,000 +	1.55%	1.40%

The quantity discount levels also apply on a dollar basis using a $10 unit equivalent. For example, if you purchase $50,000 up to $99,999.99, your sales charge reduction as a percentage of the public offering price will be 0.25%.

     You may aggregate unit purchases of any Nuveen Unit Investment Trust by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

•	purchases by your spouse or children under the age of 21 living in the same household, and
•	purchases by your trust estate or fiduciary accounts.

     The discounts described above apply only during the primary offering period. There can be no assurance that the Sponsor will create future trusts with investment strategies similar to your Trust or that may fit within your investment parameters.

     Advisory and Fee Based Accounts. Nuveen eliminates the transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed (a “Fee Based Account”). A “Standard Account” is any account that is not a Fee Based Account.

     This discount applies during the initial offering period. Your financial professional may purchase units with the Fee Based Account CUSIP numbers to facilitate purchases under this discount, however, if you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of your Trust or receive cash distributions. Nuveen reserves the right to limit or deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity Nuveen determines to be detrimental to a Trust. Nuveen, as Sponsor, will receive and you will pay the creation and development fee. See “Expenses of the Trust” in Part B of the prospectus for additional information.

     Exchange or Rollover Option. If you are buying units of your Trust in the primary market with redemption or termination proceeds from any unit trust, you may

B–4

purchase units with a reduction of 1% of the public offering price. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the Trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as “Rollover Purchases.” An exchange or rollover is generally treated as a sale for federal income tax purposes. See “Tax Status” in this prospectus. Rollover Purchases are also subject to the creation and development fee.

     Employees. Nuveen does not charge the portion of the sales fee that it would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Nuveen and its affiliates, or by registered representatives of selling firms and their family members (spouses, children under the age of 21 living in the same household and parents). Please see “Distribution of Units” for more information about the portion of the sales fee that is paid to distribution firms. You pay only the portion of the fee that the Sponsor retains. Such purchases are also subject to the creation and development fee. This discount applies during the initial offering period. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Dividend Reinvestment Plan. Nuveen does not charge any transactional sales fee when you reinvest distributions from your Trust into additional units of the Trust. Because the deferred sales fee is a fixed dollar amount per unit, your Trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, Nuveen will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

     Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company (“DTC”) or purchase through a reinvest CUSIP (or wrap fee reinvest CUSIP in the case of wrap fee eligible units held in the fee based accounts), if available.

     Distribution of Units. Nuveen sells units to the public through broker-dealers and other firms. Nuveen pays part of the sales fee you pay to these distribution firms when they sell units. For units sold during the primary offering period, the distribution fee paid for a given transaction is as follows:

Broker-Dealer
Concession
Purchase Amount	per Unit
$0 - $49,999	2.25%
$50,000 - $99,999	2.00%
$100,000 - $249,999	1.75%
$250,000 - $499,999	1.50%
$500,000 - $999,999	1.25%
$1,000,000 +	0.75%
Rollover Purchases	1.30%

     Broker-dealers and other firms that sell units of certain Nuveen Unit Investment Trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable Trust’s prospectus. The

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additional payments will be as follows. Starting at the twelfth month, eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by Nuveen in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by Nuveen:

Total Sales	Additional
During Calendar Year	Concession
$25,000,000 but less
than $50,000,000	0.025%
$50,000,000 but less
than $100,000,000	0.05%
$100,000,000 but less
than $250,000,000	0.10%
$250,000,000 but less
than $500,000,000	0.11%
$500,000,000 but less
than $1,000,000,000	0.12%
$1,000,000,000 but less
than $1,500,000,000	0.13%
$1,500,000,000 or more	0.14%

     Dealers and other selling agents will not receive a concession on the sale of units which are not subject to a transactional sales fee, but such units will be included in determining whether the above volume sales levels are met unless a dealer firm or other selling agent requests that such units are not included. Eligible dealer firms and other selling agents include clearing firms that place orders with Nuveen and provide Nuveen with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. Nuveen reserves the right to change the amount of concessions or agency commissions from time to time.

     The Sponsor may also pay to certain dealers an administrative fee for information or services used in connection with the distribution of Trust units. Such amounts will be in addition to any concessions received for the sale of units.

     When acting in an agency capacity, the Sponsor may select various broker-dealers to execute securities transactions on behalf of the Trust, which may include broker-dealers who sell units of the Trust. The Sponsor does not consider sales of units of the Trust or any other products sponsored by the Sponsor as a factor in selecting such broker-dealers.

     Other Compensation and Benefits to Broker-Dealers. The Sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of a Trust and other Nuveen products. This compensation is intended to result in additional sales of Nuveen products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Nuveen products by the intermediary or its agents, the placing of Nuveen products on a preferred or recommended product list, access to an intermediary’s personnel, and other factors.

     The Sponsor makes these payments for marketing, promotional or related

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expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Sponsor’s products. The Sponsor may make such payments to many intermediaries that sell Nuveen products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend a Nuveen product, including your Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     Nuveen generally registers Trust units for sale in various states in the United States. Nuveen does not register Trust units for sale in any foreign country. It is your financial professional’s responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. Nuveen may reject any order for units in whole or in part.

     Nuveen may gain or lose money when it holds units in the primary or secondary market due to fluctuations in public offering prices. The gain or loss is equal to the difference between the price Nuveen pays for units and the price at which Nuveen redeems them. Nuveen may also gain or lose money when it deposits securities to create units in the amounts set forth in the “Trust Portfolio.”

     Dealers’ Profits. As set forth under “Buying Units—Public Offering Price,” the dealers will receive gross commissions equal to the specified percentages of the public offering price of the units of a Trust. In offering units of a Trust dealers will also realize profits or sustain losses in the amount of any difference between the price at which they acquire or buy units and the price at which they resell or redeem such units and to the extent they earn sales charges on purchases.

     Sponsor Profits. The Sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a Trust described in the prospectus. In addition, the Sponsor may realize a profit (or sustain a loss) as of the date the Trust is created resulting from the difference between the public offering prices of the securities to the Sponsor and the cost of such securities to the Trust. Thereafter, on subsequent deposits the Sponsor may realize profits or sustain losses from such deposits. The Sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in a Trust.

     Market for Units. After the initial offering period, the Sponsor may maintain a market

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for units of a Trust offered hereby and continuously offer to purchase said units at prices, determined by the Evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The public offering price of any units resold by the Sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the Sponsor. If the Sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of a Trust if the supply of units exceeds demand, or for other business reasons.

SELLING UNITS

     You may sell your units on any business day by contacting your financial professional or, in some cases, the Trustee. Public offering prices are available daily on the Internet at www.nuveen.com/uit or through your financial professional. The sale price of units is often referred to as the “liquidation price.” You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the earlier of the end of the initial offering period or six months after the Inception Date, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     Selling Units. Nuveen intends to, but is not obligated to, maintain a secondary market for units. This means that if you want to sell your units, Nuveen may buy them at the current price which is based on their net asset value. Nuveen may then resell the units to other investors at the public offering price or redeem them for the redemption price. The secondary market repurchase price is generally the same as the redemption price. You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current public offering prices to determine the best price available. Nuveen may discontinue the secondary market at any time without notice. Even if Nuveen does not make a market, you will be able to redeem your units with the Trustee on any business day for the current price.

     Redemption. A unitholder who does not dispose of units in the secondary market described above may cause the unitholder’s financial intermediary to redeem units through the Trustee by making a written request to the Trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the Trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional

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documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program (“STAMP”) or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

     Redemption shall be made by the Trustee no later than the seventh calendar day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of cash equivalent to the redemption price, determined as set forth below under “Selling Units—Redemption—Computation of Offer and Redemption Price,” as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related Trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the Trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the Trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the unitholder’s tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.” In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for the Trust.

     Unitholders tendering units for redemption may request an in-kind distribution (a “Distribution In Kind”) from the Trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (i) entitled to receive at least $50,000 of proceeds as part of his or her distribution or if he paid at least $50,000 to acquire the units being tendered; and (ii) the unitholder has elected to redeem at least thirty business days prior to the termination of the Trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the Trustee through the distribution of each of the securities of the Trust in book entry form to the account of the unitholder’s bank or broker-dealer at

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Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the Trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The Trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the Trustee may sell securities. The in-kind redemption option may be terminated by the Sponsor at any time. The Trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a Trust will be, and the diversity of the Trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     After receipt of the securities, unitholders will be subject to market risk until such time as the securities are liquidated. The unitholder may incur transactional costs associated with the sale of these securities. Some of the securities received through a Distribution In Kind may be deemed illiquid. As a result, unitholders may be unable to sell such securities in the near term, if at all.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (i) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (ii) for any period during which an emergency declared by the Securities and Exchange Commission exists as a result of which disposal by the Trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the Trust Agreement; or (iii) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     Units may be tendered to the Trustee for redemption at its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

     The Trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the public offering price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the Trustee receives your completed request. Rather than contacting the Trustee directly, your financial professional may also be able to

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redeem your units by using the Investors’ Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     Within three business days following such tender, the unitholder will be entitled to receive in cash an amount for each unit tendered equal to the redemption price per unit computed as of the Evaluation Time set forth under “Essential Information” as of the next subsequent Evaluation Time. See “Selling Units—Redemption—Computation of Offer and Redemption Price.” You pay any remaining deferred sales fee when you sell or redeem your units. The “date of tender” is deemed to be the date on which units are properly received by the Trustee, except that with regard to units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

     All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell securities in order to make funds available for redemption. Such sales, if required, could result in a sale of securities by the Trustee at a loss. To the extent securities are sold, the size and diversity of a Trust may be reduced.

     Computation of Offer and Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a Trust. The redemption price per unit is the pro rata share of each unit in the Trust determined generally on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected; and (ii) the value of the securities in the Trust less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the Trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The Evaluator may determine the value of the securities in a Trust in the following manner: if the securities are listed on a national or foreign securities exchange or the NASDAQ National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or NASDAQ National Market System, which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (public offering prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the NASDAQ National Market System will be valued at the NASDAQ National Market System’s official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the Evaluator deems appropriate: (i) on the basis of the current bid price (public offering prices for primary market purchases) for comparable securities

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(unless the Evaluator deems such price inappropriate as a basis for evaluation); (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal; or (iii) by any combination of the above. Notwithstanding the foregoing, the Evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price. If a Trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the Evaluator deems such prices inappropriate as a basis for valuation).

     Purchase by the Sponsor of Units Tendered for Redemption. The Trust Agreement requires that the Trustee notify the Sponsor of any tender of units for redemption. The Sponsor, prior to the close of business on the second succeeding business day, may purchase any units tendered to the Trustee for redemption at the redemption price by making payment therefore to the unitholder in an amount not less than the redemption price on the date of tender not later than the day on which the units would otherwise have been redeemed by the Trustee (see “Buying Units—Public Offering Price”). Units held by the Sponsor may be tendered to the Trustee for redemption as any other units. In addition, the Sponsor may tender units for redemption that were initially allocated to the Sponsor on the Inception Date if the Sponsor was unable to sell such units. Such redemption may impact the size, composition, returns, expenses and longevity of a Trust.

     The public offering price of any units resold by the Sponsor will be the public offering price determined in the manner provided in this prospectus (see “Buying Units—Public Offering Price”). Any profit resulting from the resale of such units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such units (see “Buying Units—Other Compensation and Benefits to Broker-Dealers”).

     Exchange Option. You may be able to exchange your units for units of other Nuveen Unit Investment Trusts at a reduced sales fee. You may contact your financial professional or Nuveen for more information about Trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current Trusts suit your situation and to discuss tax consequences. To qualify for a reduced sales fee, you need to meet certain criteria.

     Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form at Depository Trust Company (“DTC”) through an investor’s brokers’ account. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in a Trust will be made in book entry form through DTC. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the units among

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DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Record holders must sign such written request exactly as their names appear on the records of a Trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the Trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

INVESTMENT RISKS

     All investments involve risk. In addition to the risks described in Part A, this section elaborates on some of the risks in Part A and describes some other risks that can impact the value of the securities in the Trusts. These risks are listed alphabetically below. You should understand these risks before you invest. You could lose some or all of your investment in your Trust. If the value of the securities falls, the value of your units will also fall. The Sponsor cannot guarantee that a Trust will achieve its objective or that your investment return will be positive over any period.

     Dilution risk. The Trust Agreement authorizes the Sponsor to increase the size of a Trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in the Trust and the issuance of a corresponding number of additional units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Fixed portfolio risk. Investors should be aware that the Trusts are not “managed” and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the Trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that a Trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in a Trust may also be owned by other clients of the Sponsor or the Trusts’ portfolio consultant, Nuveen Asset Management. However, because facts and circumstances may have changed since the securities were recommended for the Trust or these clients may have differing investment objectives or limitations, the Sponsor or Nuveen Asset Management may advise other customers to sell or short a security held in a Trust, despite its continued inclusion in the Trust.

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     In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the Sponsor may instruct the Trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated by the Supervisor and Evaluator, respectively, and the Sponsor may instruct the Trustee to sell securities under certain limited circumstances, securities will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the Trust. The prices of single shares of each of the securities in a Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks’ public offering price than as a percentage of the higher-price stocks’ public offering price.

     Legislation and litigation risk. The Trusts are also subject to legislation and litigation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the issuers represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. Nuveen cannot predict what impact any pending, threatened or potential litigation or any bankruptcy concerns will have on the prices of the securities.

     Liquidity risk. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, the Trusts are restricted under the Investment Company Act of 1940 from selling securities to the Sponsor. The price at which the securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the securities are limited or absent.

     Market risk. Market risk is the risk that a particular security in a Trust, the Trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including but not limited to:

•	General securities markets movements;
•	Changes in the financial condition of an issuer or a sector;
•	Changes in perceptions about an issuer or a sector;
•	Interest rates and inflation;
•	Governmental policies and litigation; and
•	Purchases and sales of securities by a Trust.

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     The Trusts’ portfolios are not managed. A Trust will not sell a security solely because the market value falls as is possible in a managed fund.

DISTRIBUTION OF UNITS

     The Sponsor eliminates the initial and deferred sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed. However, this sales charge discount is not available unless the applicable investment professional notifies the Sponsor of a particular investor’s eligibility for the discount.

     The Sponsor may, at its own expense and out of its own profits, pay for third party distribution assistance, including but not limited to, obtaining shelf space in clearing firms and similar activities designed to aid in the sale of the Sponsor’s products. These arrangements will not change the price you pay for your units.

     The Sponsor may gain or lose money when it holds units in the primary or secondary market due to fluctuations in public offering prices. The gain or loss is equal to the difference between the price the Sponsor pays for units and the price at which it sells or redeems them. The Sponsor may also gain or lose money when it deposits securities to create units. The amount of its profit or loss on the initial deposit of securities into a Trust is shown in the “Notes to Portfolio” for the Trust.

     Public Distribution of Units. During the initial offering period, units of a Trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The Sponsor intends to qualify units of a Trust for sale in a number of states, but does not register units for sale in any foreign country. Units will be sold through dealers who are members of FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

TRUST ADMINISTRATION

     Distributions to Unitholders. Income received by a Trust is credited by the Trustee to the Income Account of the Trust. Other receipts are credited to the Capital Account of the Trust. Income received by the Trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the Trust will prorate distributions on an annual basis (“Income Averaging”), then income received by the Trust will be distributed on a prorated basis of one-twelfth of the

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estimated annual income to the Trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of the Trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The Trustee will periodically deduct from the Income Account of a Trust and, to the extent funds are not sufficient therein, from the Capital Account of the Trust amounts necessary to pay the expenses of the Trust. The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust’s assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of units.

     The Trust. Your Trust is a unit investment trust registered under the Investment Company Act of 1940. The Sponsor created the Trust under a Trust Agreement between Nuveen Securities, LLC (as depositor/Sponsor), Nuveen Fund Advisors, LLC (as Evaluator and Supervisor) and The Bank of New York Mellon (as Trustee). To create the Trust, the Sponsor deposited securities with the Trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the Trustee delivered units of the Trust to the Sponsor. Each unit represents an undivided interest in the assets of the Trust. These units remain outstanding until redeemed or until the Trust terminates. At the close of the New York Stock Exchange on the Trust’s Inception Date or on the first day units are sold to the public, if later, the number of units may be adjusted so that the public offering price per unit equals $10 or some other round number such as $100 or $1,000. The number of units and fractional interest of each unit in the Trust will increase or decrease to the extent of any adjustment.

     Changes to Your Portfolio. Your Trust is not a managed fund. The portfolio will not be modified to follow any investment strategy or changes to the investment strategy. Unlike a managed fund, Nuveen designed your portfolio to remain relatively fixed after its inception. Your Trust will generally buy and sell securities: to pay expenses, to issue additional units or redeem units, or in limited circumstances as set forth below. Specifically, the Trust Agreement provides that the Supervisor may (but need not) direct the Trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding

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obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code, the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the Supervisor the sale of such securities is necessary to maintain the sound investment character of the Trust. The proceeds from the sale of any securities will not be used to purchase any additional securities.

     Your Trust will generally reject any offer for securities or property other than cash in exchange for the securities in its portfolio. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, a Trust may either sell the security, sell the security received as a result of the tender offer or merger or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of unitholders. The Trustee will distribute any cash proceeds to unitholders. If a Trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

     Nuveen will increase the size of a Trust as it sells units. When Nuveen creates additional units, it will seek to replicate the existing portfolio. When a Trust buys securities, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time Nuveen creates units and the time a Trust buys the securities. When a Trust buys or sells securities, Nuveen may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with a Trust. Nuveen will not select firms to handle these transactions on the basis of their sale of units of a Trust. Nuveen cannot guarantee that a Trust will keep its present size and composition for any length of time.

     Unitholders will not be able to dispose of or vote any of the securities in a Trust. As the holder of the securities, the Trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than such Trust. However, the Trustee may not be able to vote the securities in a Trust that are traded on foreign exchanges.

     Replacement Securities. In the event that any contract to purchase a security is not consummated in accordance with its terms ("Failed Contract Security"), the Sponsor may instruct the Trustee in writing either to effect a buy-in in accordance with the rules of the market place where the Failed Contract Securities were purchased or its clearing house or to purchase a replacement security (the "Replacement Security") which has been selected by the Sponsor out of funds held by the Trustee. Purchases of Replacement Securities will be made subject to the following conditions:

•	The Replacement Securities will be securities as originally selected for a Trust or, in the case of a Trust that is a registered investment company for tax purposes, securities which the Sponsor determines to be similar in character as securities originally selected for the Trust;

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•	The purchase of the Replacement Securities will not adversely affect the federal income tax status of a Trust;
•	The public offering price of the Replacement Securities will not exceed the total amount of cash deposited, or the amount available under the Letter of Credit deposited, by the Sponsor at the time of the deposit of the Failed Contract Security; and
•	The Replacement Securities will be purchased within 30 days after the failed deposit of the Failed Contract Security.

     Any contract to deliver Trust securities may not exceed 120 days from the effective date of a Trust’s registration statement.

     Amending the Trust Agreement. The Sponsor and the Trustee can change the Trust Agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the Sponsor and the Trustee). The Sponsor cannot change this agreement to reduce your interest in your Trust without your consent. Investors owning two-thirds of the units in a Trust may vote to change this agreement.

     Termination of the Trust. Your Trust will terminate on the termination date set forth under “Essential Information” for the Trust. The Trustee may terminate the Trust early if the value of the Trust is less than 40% of the original value of the securities in the Trust at the time of deposit. At this size, the expenses of the Trust may create an undue burden on your investment. Investors owning two-thirds of the units in your Trust may also vote to terminate your Trust early. The Trustee will liquidate your Trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the Trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the Trust. If this happens, the Sponsor will refund any sales fee that you paid.

     The Trustee will notify you of any termination and sell any remaining securities. At termination of a Trust, the Sponsor reserves the right to sell securities over a period of up to nine (9) business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the Trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date. The Trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

     The Sponsor. The Sponsor of your Trust is Nuveen Securities, LLC. The Sponsor is registered under the Securities Exchange Act of 1934 as a broker-dealer. The Sponsor is organized as a limited liability company under the laws of the State of Delaware. The Sponsor is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The principal office of the Sponsor is located at 333 West Wacker Drive, Chicago, IL 60606. The Sponsor is a direct, wholly-owned subsidiary of Nuveen Investments, Inc.

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Nuveen Investments, Inc. is owned by Teachers Insurance and Annuity Association of America.

     If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (i) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission; (ii) terminate the Trust Agreement and liquidate a Trust as provided therein; or (iii) continue to act as Trustee without terminating the Trust Agreement.

     The Sponsor and your Trust have adopted a code of ethics requiring their employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

     The Supervisor and the Evaluator. Nuveen Fund Advisors, LLC serves as Evaluator and Supervisor. Nuveen Fund Advisors, LLC is an affiliate of the Sponsor and, as a result, a potential conflict of interest may exist. The Evaluator and Supervisor may resign or be removed by the Sponsor or, if no Sponsor is acting, the Trustee, in which event the Sponsor or, if no Sponsor is acting, the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator or Sponsor no successor has accepted appointment within thirty days after notice of resignation, the Evaluator or Sponsor may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the Trustee to each unitholder. As Evaluator, Nuveen Fund Advisors, LLC utilizes the Trustee to perform certain evaluation services.

     The Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217. You may contact the Trustee by calling the telephone number on the back cover of this prospectus or by writing to its Unit Investment Trust Division offices. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of your Trust. In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a Trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The

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Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in a Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a Trust.

     Under the Trust Agreement, the Trustee or any successor Trustee may resign and be discharged of a Trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor Trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor Trustee promptly. If, upon such resignation, no successor Trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with cause, and appoint a successor Trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise Trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     Portfolio Consultant. Nuveen Asset Management, an affiliate of the Sponsor, has been selected by the Sponsor to serve as the portfolio consultant for each Trust. As portfolio consultant, Nuveen Asset Management will assist the Sponsor with the selection of each Trust’s portfolio. For its service as portfolio consultant, the Sponsor has agreed to pay Nuveen Asset Management from its assets and not from a Trust’s assets. Neither the Sponsor nor the portfolio consultant manage the Trusts.

     The portfolio consultant may use the list of securities included in a Trust portfolio in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The portfolio consultant may recommend or effect transactions in the securities included in your Trust. The portfolio consultant may, on behalf of other clients, sell or sell short securities included in a Trust in the event their portfolio objectives or constraints call for such an action. This may have an adverse effect on the prices of the securities included in your Trust. This also may have an impact on the price your Trust pays for the securities and the price received upon unit redemptions or Trust termination.

     You should note that the selection criteria was applied to the securities for inclusion in your Trust prior to the Inception Date. After this time, the securities included in your Trust may no longer meet the selection criteria. Should a security no longer meet the selection criteria, we will generally not remove the security from your Trust. In offering the

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units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual securities but rather the entire pool of securities in your Trust, taken as a whole, which are represented by the units.

     Limitations on Liability. The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

     The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

EXPENSES OF THE TRUST

     The Sponsor does not charge your Trust an annual management fee. The Sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in a Trust. The Supervisor receives an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for your Trust (the “Supervisory Fee”). In providing such supervisory services, the Supervisor may purchase research from a variety of sources, which may include dealers of the Trust. If so provided in Part A of the prospectus, the Sponsor may also receive an annual fee for providing bookkeeping and administrative services for your Trust (the “Bookkeeping and Administrative Fee”). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the Evaluator may also receive an annual fee for performing evaluation services for your Trust (the “Evaluator’s Fee”).

     In addition, your Trust may be charged a licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use

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of databases and research, specifically, each Trust pays a licensing fee to S&P Opco, LLC for the use of trademarks, trade names or other intellectual property owned by S&P Opco, LLC. The licensing fee received by S&P Opco, LLC is equal to 0.05% of the average daily assets under management in your Trust, payable quarterly in arrears.

     The Trustee receives for its services that fee set forth in Part A of the prospectus. The Trustee’s fee, which is paid monthly, is based on the number of units outstanding at the end of each month during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator’s Fee are paid monthly and are based on the number of units outstanding at the end of each month during the primary offering period. After the primary offering period, these fees shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which a fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee’s compensation for its services to your Trust is expected to result from the use of these funds.

     In addition, the Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator’s Fee and the Trustee’s Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor’s Consumer Price Index entitled “All Services Less Rent” since the establishment of your Trust. In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for your Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Nuveen is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. In addition, the Trustee may reimburse the Sponsor out of its own assets for services performed by employees of the Sponsor in connection with the operation of your Trust.

     Your Trust will also pay a fee to the Sponsor for creating and developing the Trust, including determining the Trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. The Trust pays this “creation and development fee” as a fixed dollar amount at the close of the initial offering period. The Sponsor does not use the fee to pay distribution expenses.

     Your Trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher

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than the estimate, the excess will be borne by your Trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by a Trust in purchasing and selling securities.

     The following additional charges are or may be incurred by a Trust: (i) fees for the Trustee’s extraordinary services; (ii) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (iii) various governmental charges; (iv) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the unitholders; (v) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from gross negligence, bad faith or willful misconduct on its part; (vi) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the Trust Agreement; (vii) any offering costs incurred after the end of the initial offering period; and (viii) expenditures incurred in contacting unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of a Trust and, when owing to the Trustee, are secured by a lien on the Trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a Trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the Trust.

     Your Trust shall also bear the expenses associated with updating the Trust’s registration statement and maintaining registration or qualification of the units and/or the Trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees.

PORTFOLIO TRANSACTION AND BROKERAGE ALLOCATION

     When a Trust sells securities, the composition and diversity of the securities in the Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a Trust’s portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of units.

TAX STATUS

     This section summarizes some of the main U.S. federal income tax consequences of owning units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For

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example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in a Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Assets of the Trust. Your Trust is expected to hold one or more of the following: (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes and (ii) equity interests (the "REIT Shares") in real estate investment trusts ("REITs") that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.

     It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the “Trust Assets.” Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

     Trust Status. If your Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses. Income from your Trust may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

     Your Tax Basis and Income or Loss Upon Disposition. If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or

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loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation’s accumulated earnings and profits or in the case of certain distributions with respect to REIT Shares that represent a return of capital).

     If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the “Medicare tax” described above.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

     Dividends from Stocks. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.

     Dividends from REIT Shares. Some dividends on the REIT Shares may be designated by the REIT as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends on the REIT Shares will generally be taxable to you as ordinary income, although in limited

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circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains (as discussed above), provided certain holding period requirements are satisfied.

     Dividends Received Deduction. Generally, a domestic corporation owning units in a Trust may be eligible for the dividends received deduction with respect to such unit owner’s pro rata portion of certain types of dividends received by the Trust. However, a corporation that owns units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs.

     In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an in-kind distribution of Trust Assets when you redeem your units at any time prior to 30 business days before your Trust’s termination. However, this ability to request an in-kind distribution will terminate at any time that the number of outstanding units has been reduced to 10% or less of the highest number of units issued by the Trust. By electing to receive an in-kind distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

     Exchanges. If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two Trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

     Limitations on the Deductibility of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust’s income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

     Foreign Investors, Taxes and Investments. Distributions by your Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other

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non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your Trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. In addition, distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury; and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

     Some distributions by your Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

     If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a “CFC”). If you own 10% or more of a CFC (through your Trust and in combination with your other investments), or possibly if your Trust owns 10% or more of a CFC, you will be required to include certain types of the CFC’s income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

     A foreign corporation will generally be treated as a passive foreign investment company (a “PFIC”) if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If your Trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to your Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by

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PFICs are not eligible to be taxed at the net capital gains tax rate.

     New York Tax Status. Under the existing income tax laws of the State and City of New York, your Trust will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

EXPERTS

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the Trusts. Dorsey & Whitney LLP, 51 West 52nd Street, New York, New York 10019, acts as counsel for the Trustee.

     Independent Registered Public Accounting Firm. KPMG LLP, 200 East Randolph Street, Suite 5500, Chicago, Illinois 60601, independent registered public accounting firm, audited the statements of financial condition including the Trust portfolios included in this prospectus.

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PROSPECTUS
March 15, 2017
Nuveen Unit Investment Trust, Series 184
Nuveen Formula 10 Dow Portfolio, 1Q 2017
Nuveen Formula 30 S&P Portfolio, 1Q 2017
Nuveen Formula Global 50 S&P Portfolio, 1Q 2017
Nuveen Securities, LLC

CONTENTS
Overview	2
Term	2
Nuveen Formula 10 Dow Portfolio, 1Q 2017	2
Investment Objective	2
Principal Investment Strategy	2
Selection of Portfolio Securities	2
Principal Risks	3
Essential Information	6
Fee Table	7
Example	8
Taxes	8
Distributions	8
Purchase and Redemption of Units	10
Disclaimers	10
Trust Portfolio	12
Nuveen Formula 30 S&P Portfolio, 1Q 2017	13
Investment Objective	13
Principal Investment Strategy	13
Selection of Portfolio Securities	13
Principal Risks	14
Essential Information	17
Fee Table	18
Example	19
Taxes	19
Distributions	19
Purchase and Redemption of Units	21
Disclaimers	21
Trust Portfolio	23
Nuveen Formula Global 50 S&P Portfolio, 1Q 2017	25
Investment Objective	25
Principal Investment Strategy	25
Selection of Portfolio Securities	25
Principal Risks	27
Essential Information	31
Fee Table	32
Example	33
Taxes	33
Distributions	34
Purchase and Redemption of Units	35
Disclaimers	35
Trust Portfolio	37
Report of Independent Registered
Public Accounting Firm	40
Statements of Financial Condition	41
Prospectus Part B	B–1
Organization	B–1
Units	B–1
Buying Units	B–1
Selling Units	B–8
Investment Risks	B–13
Distribution of Units	B–15
Trust Administration	B–15
Expenses of the Trust	B–21
Portfolio Transaction and Brokerage
Allocation	B–23
Tax Status	B–23
Experts	B–28

Visit our website:
http://www.nuveen.com/uit

Call Nuveen Securities, LLC:
(312) 917-7700

Call The Bank of New York Mellon:
(800) 428-8890

Additional Information

This prospectus does not contain all information filed with the Securities Exchange Commission. To obtain or copy this information (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Section
Washington, D.C. 20549
Visit:	http://www.sec.gov (EDGAR
Database)
Call:	202-551-8090 (only for information
on the operation of the Public
Reference Section)

Nuveen Unit Investment Trust, Series 184
Securities Act file number: 333-215754
Investment Company Act file
number: 811-08103

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

A.	Bonding Arrangements of Depositor:

The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

Insurer/Policy No.	Amount
Chubb Limited/81900065	$25,000,000

B.	This amendment to the Registration Statement comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Consents of Independent Registered Public Accounting Firm

and Counsel as indicated

Exhibits as listed on the List of Exhibits

Signatures

The Registrant, Nuveen Unit Investment Trust, Series 184 hereby identifies Nuveen Unit Investment Trust, Series 133; Nuveen Unit Investment Trust, Series 134; Nuveen Unit Investment Trust, Series 135; Nuveen Unit Investment Trust, Series 136; Nuveen Unit Investment Trust, Series 137; Nuveen Unit Investment Trust, Series 139; Nuveen Unit Investment Trust, Series 140; Nuveen Unit Investment Trust, Series 141; Nuveen Unit Investment Trust, Series 142; Nuveen Unit Investment Trust, Series 143; Nuveen Unit Investment Trust, Series 144; Nuveen Unit Investment Trust, Series 145; Nuveen Unit Investment Trust, Series 146; Nuveen Unit Investment Trust, Series 147; Nuveen Unit Investment Trust, Series 148; Nuveen Unit Investment Trust, Series 149; Nuveen Unit Investment Trust, Series 150; Nuveen Unit Investment Trust, Series 154; Nuveen Unit Investment Trust, Series 163; Nuveen Unit Investment Trust, Series 167 for purposes of the representations required by Rule 487 and represents the following:

(1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Investment Trust, Series 184 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 15th day of March, 2017

NUVEEN UNIT INVESTMENT TRUST, SERIES 184

(Registrant)

By NUVEEN SECURITIES, LLC

(Depositor)

By   /s/ John Browning

John Browning, Managing Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title		Date
		) ) ) )	By:	/s/ John Browning John Browning Attorney-in-Fact
Margo L. Cook*	Co-Chief Executive Officer of Nuveen Securities, LLC	) ) ) )		March 15, 2017
William Adams IV*	Co-Chief Executive Officer of Nuveen Securities, LLC	) ) ) )		March 15, 2017
Sherri A. Hlavacek*	Chief Financial Officer of Nuveen Securities, LLC	) ) ) )		March 15, 2017
Sherri A. Hlavacek*	Corporate Controller of Nuveen Securities, LLC	) ) ) )		March 15, 2017
Nuveen Investments, Inc. Lucas A. Satre* Senior Vice President	Sole and Managing Member of Nuveen Securities, LLC	) ) ) ) ) )		March 15, 2017

______________________

*	Executed copies of the related powers of attorney were filed as Exhibit 6.0 to the Registration Statement of Nuveen Unit Investment Trust, Series 142 on May 4, 2016.

Consent of Independent Registered Public Accounting Firm

The consent of KPMG LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

Consent of Dorsey & Whitney LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.3 to the Registration Statement.

List of Exhibits

1.1	Reference Trust Agreement.
1.1.1	Standard Terms and Conditions of Trust. (Reference is made to Exhibit 1.1.1 to amendment no. 2 to the Registration Statement on Form S-6 for Nuveen Unit Investment Trust, Series 133 (File No. 333-210180) filed on May 10, 2016.)
2.1	Code of Ethics. (Reference is made to Exhibit 2.1 to amendment no. 2 to the Registration Statement on Form S-6 for Nuveen Unit Investment Trust, Series 133 (File No. 333-210180) filed on May 10, 2016.)
3.1	Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement.
3.2	Opinion of counsel as to the Federal and New York Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement.
3.3	Opinion of counsel as to the Trustee and the Trusts, including a consent to the use of its name in the Registration Statement.
4.1	Consent of Independent Registered Public Accounting Firm.
6.0	Powers of Attorney authorizing William Adams IV, Mark Czarniecki and John Browning, among others, to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Nuveen Unit Investment Trust, Series 142 (File No. 333-211123) filed on May 4, 2016).
6.1	Secretary’s Certificate certifying resolutions that authorize William Adams IV, Mark Czarniecki and John Browning, among others, to execute the Registration Statement pursuant to Powers of Attorney. (Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Nuveen Unit Investment Trust, Series 142 (File No. 333-211123) filed on May 4, 2016).